AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 17, 2003

                                                REGISTRATION NO. 333-88484




                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ___________________
                    PRE-EFFECTIVE AMENDMENT NO. 3 TO

                                  FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              ________________

                           WESTERN FEED MILLS, INC.
                (Name of small business issuer in its charter)

KANSAS                           204-1                       48-0978853
(State of other jurisdiction of (Primary Standard Industrial (I.R.S. Employer
incorporation or organization)   Classification Code Number  Identification No.

Route 1, Sale Barn Road, P.O. Box 596, Cedar Vale, Kansas 67024 Telephone:
(620) 758-2283 (Address and telephone number of principal executive offices)

Route 1, Sale Barn Road, P.O. Box 596, Cedar Vale, Kansas 67024 Telephone:
(620) 758-2283 (Address of principal place of business or intended principal place of business)

                 Fred Raybourn, Chairman of the Board, President
Route 1, Sale Barn Road, P.O. Box 596, Cedar Vale, Kansas 67024 Telephone:
(620) 758-2283 (Name and telephone number of agent for service)

                            _____________________

                                  COPIES TO:
                               Roger N. Walter
               Morris, Laing, Evans, Brock & Kennedy, Chartered
                         800 S.W. Jackson, Suite 1310
                               Topeka, KS 66612

                           ________________________

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: __________, or as soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. G

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement under of the earlier effective registration statement of the same offering. G

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. G

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. G

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

                         CALCULATION OF REGISTRATION FEE

                                        Proposed   Proposed
Title OF Each Class    Dollar Amount    Maximum    Maximum     Amount of
Of Amount Of Securities    To Be        Offering   Aggregate  Registration
To Be Registered        Registered      Price Per  Offering       Fee
                                          Unit      Price
Share of Common          $14,000,000    $.40 per  $14,000,000   $1,288.00
Stock                                    share



                              _____________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

                   Subject to Completion, dated ________________

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell not is it soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS


                           WESTERN FEED MILLS, INC.

                        $.40 per Share of Common Stock

Minimum Offering: $7,000,000 (17,500,000 shares)
Maximum Offering: $14,000.000 (35,000,000 shares)


This is the initial public offering of between 17,500,000 to 35,000,000 shares of common stock of Western Feed Mills, Inc., a Kansas corporation. We intend to use the proceeds of this offering pay for a portion of the construction and start-up costs for a dairy facility to be located in Southern Kansas or northern Oklahoma. We are selling shares of common stock only to investors in Kansas, Oklahoma, Colorado, Nebraska, Missouri, New Mexico and Texas.


Terms of offering: The initial public offering price of the shares of common stock will be $.40 per share no par value. An investor must purchase a minimum of 125,000 shares ($50,000 minimum investment). An aggregate minimum purchase of $7,000,000 by all investors will be required before we will accept any subscriptions.

Escrow and Closing: All funds we receive from investors will be held in a non-interest-bearing escrow account with U.S. Bank National Association, Escrow Agent until the minimum subscription amount of $7,000,000 is received by Western Feed Mills. We must raise the $7,000,000 minimum by closing. We will return your investment to you without interest if we do not have the $7,000,000 minimum by closing. We intend to close this offering on _________________, or about 90 days after this offering is commenced. However, if we have not raised the minimum offering amount by that time we may extend the closing an additional 90 days. Even after breaking escrow, we may extend the closing up to an additional 90 days in order to raise more than the minimum offering amount.



                Price to Public  Underwriting Commissions1  Proceeds to Issuer
Per Share        $  .40              $  .032                  $ .368

Minimum Offering $ 7,000,000.00      $  560,000.00            $ 6,440,000.00

Maximum Offering $14,000,000.00      $1,120,000.00            $12,880,000.00



                                   CAUTION!

 - Investing in Western Feed Mills involves significant risk. Please see "Risk Factors" to read about important factors you should consider before purchasing common stock. See "Risk Factors," page 51.

 - This is an initial public offering and the shares will not be listed on any national securities exchange, no public market exists for the shares and you will not be able to transfer them freely.

 - Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



1 Shares are being offered on a best efforts basis directly by WFM management, and also by Carey, Thomas, Hoover & Breault, a registered broker-dealer and NASD member firm as selling agent. The selling agent will receive a 2% commission on all offering proceeds raised including sales made by WFM management plus an additional 8% commission on shares it directly sells, provided that the total commissions paid shall in no event exceed 8% of the total offering proceeds raised. Since it is not possible to know in advance how many shares will be sold by either the underwriter or directly by WFM, the table reflects an 8% commission on the entire offering, the maximum amount that could be paid. It is probable that this overstates the commissions, and actual commissions will be less than the stated amount.



                              TABLE OF CONTENTS
OFFERING SUMMARY                                                  1

RISK FACTORS                                                      5

SELECTED FINANCIAL INFORMATION                                    9

DILUTION                                                         10

CAPITALIZATION                                                   11

DIVIDEND POLICY                                                  12

USE OF PROCEEDS                                                  12

DESCRIPTION OF BUSINESS                                          14

MANAGEMENT'S DISCUSSION AND ANALYASIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS AND PLAN OF OPERATION       22

DESCRIPTION OF PROPERTY                                          24

MANAGEMENT                                                       25

EXECUTIVE COMPENSATION                                           28

PRINCIPAL STOCKHOLDERS                                           30

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                   31

DESCRIPTION OF SECURITIES                                        31

TERMS OF THE OFFERING                                            34

INDEPENDENT AUDITORS                                             37

LITIGATION                                                       37

LEGAL MATTERS                                                    37

APPENDIX A: FINANCIAL STATEMENTS                                 41

APPENDIX B: FORECAST FINANCIAL INFORMATION                       57




                      DEALER PROSPECTUS DELIVERY OBLIGATION

  Until ____________________, (90 days after the effective date of this registration statement), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                OFFERING SUMMARY

  This Summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the Offering fully, you should carefully read this entire document.

Introduction

  Western Feed Mills, Inc. ("WFM"), an agribusiness company, has manufactured and distributed processed animal feeds and feed supplements since 1987. Over the past few years, WFM investigated areas for profitable business expansion which could be vertically or horizontally integrated into its existing business. It has focused its interest on participation in the dairy industries. To that end, WFM intends to construct and operate a dairy to be located in southern Kansas or northern Oklahoma. It is envisioned that ultimately the dairy will be constructed as a 3,600 head operation (with a rotation of 3,000 milking cows and 600 dry cows at any point in time) on approximately 800 acres of tillable land. Most of the land, plus additional land to be leased, will be dedicated to the production of corn and alfalfa for dairy food ingredients. WFM's business plan allows for the flexibility of constructing the facility in two phases with Phase I consisting of a 1,800 head dairy operation with certain facilities initially sized for expansion to 3,600 head. If the construction is phased, Phase II will be implemented when capital resources, including the proceeds of this offering and available debt financing, are sufficient to allow the expansion of the dairy to a 3,600 head facility. Implementation of the two-staged phased development plan will allow for the phased acquisition of additional, adjacent land, construction of additional barns and other facilities, purchase of additional cows, and additional equipment permitting the combined operation to manage 3,600 cows.

  The cost of the completed 3,600 head operation is approximately $20.9 million. This amount will cover all necessary asset acquisitions (including cows and land), construction costs and start-up expenses. A detailed statement of use of proceeds is provided beginning on page 14 of this Prospectus. Costs of the project could be $2 to $3 million higher if additional land is added to the project and or if the cost of dairy cows is appreciably higher than currently anticipated.

  As an alternative to the construction of a new facility, management may consider the acquisition of existing dairy assets. No decision has been made to pursue an acquisition. The acquisition of existing dairy assets would be less expensive than constructing an entirely new dairy facility.


  WFM currently sells 16,000 to 18,000 tons of feed annually. It has the production capacity to produce 48,000 tons annually. The proposed dairy operation will create a demand for an additional 5,256 tons of feed annually. After construction of a new dairy, or acquisition of existing dairy assets, it is anticipated that WFM will derive approximately 80% of its revenues from its dairy operation and 20% from its feed mill operation. WFM will continue its focus on increasing sales and profits from its feed mill operations (See "Description of Business - Feed Mill Strategy" section of this Prospectus.) However, the resulting enterprise going forward will primarily be a dairy operation.

Debt Financing

  WFM has received a preliminary verbal commitment and a written indication of interest for debt financing from U.S. Bank National Association, one of the largest agricultural lenders in the Midwest region. The debt financing contemplated by this arrangement will bridge the gap between the equity raised in this Offering and the project cost. The availability of debt financing is contingent upon WFM raising the minimum offering amount. The actual amount of this debt financing will vary depending on the amount of equity raised and whether the project is limited to Phase I (cost of $13.8 million) or to the full 3,600 head facility (cost $20.8 million). If the minimum offering amount is raised the debt financing will bridge the gap to the Phase I cost of completion. If more than the minimum offering amount is raised, the amount of debt financing could bridge the gap up to the full project cost. U.S. National Bank Association has indicated a willingness to fund up to 60 percent of the project cost. The commitment is subject to the negotiation and execution of certain credit documents and there can be no assurance that such debt financing will be available to WFM. In addition, WFM has also received a preliminary verbal commitment and a written indication of interest from Metropolitan Life Insurance Company and Farm Credit of Southwest Kansas, ACA to provide debt financing along comparable terms.


Business Plan

  WFM's goal in entering into the dairy business is to develop a profitable dairy operation and obtain the benefits of vertical integration, by using feed produced at WFM's feed mill in its dairy operation. Management anticipates that the integrated feed mill and dairy operations will increase utilization of WFM's existing feed mill, with the capacity of generating greater profits for both the feed mill and dairy operations. The dairy at full operation is planned to generate demand for feed for 3,600 cows. The financial forecasts for the integrated operations project that the proposed dairy operation would result in approximately $12,000,000 in additional annual revenues. The forecasts project this would change WFM's net income from its feed mill operation from a break even point to a net income of $720,000. Prospective investors should consider these financial forecasts in connection with the risk factors associated with forward-looking statements found in the Risk Factor Section along with the other information and exhibits provided in this document.

It should be noted that these forecasts are based on a gross milk price of $13.55 cwt. Milk prices over the last five years have fluctuated from a high of $18.00 per cwt. to a low of $9.00 per cwt. The current milk price is $11.00 per cwt. If the price of milk decreases by $1.00 per cwt. from the projected price of $13.55 per cwt., this would decrease projected milk sales revenue and gross profit by approximately $801,000 and decrease net income by approximately $480,000.

  The operation of a comparable dairy facility without an integrated feed mill would incur an out-of-pocket annual feed expense of $2.0 to $2.5 million, paid to third party suppliers. The integrated operations allow WFM to reap the benefits of the 17% to 19% profit inherent in the production and retail sale of this amount of feed. It would also allow WFM, in conducting its dairy operations, to exert internal quality control over its feed source, a benefit not available in dealing with independent feed suppliers. The current annual production capacity at WFM's feed mill facility is 24,000 tons of pelletized feed and 24,000 tons of processed meal feed, based on a ten hour work day.
WFM currently sells 16,000 to 18,000 tons of pelletized feed and meal feed annually to its existing customers. The dairy will create a demand for an additional 5,256 tons of feed annually. The current feed mill capacity of WFM is large enough to support the feed mill requirements for several animal agricultural operations while simultaneously meeting the needs of WFM's current customers. If need be, WFM has the flexibility to operate its feed mill facility on a 12 hour to 18 hour work day. Existing capacity is able to meet the demand created by dairy operations with a minimum outlay for capital improvements of $100,000 for a bulk storage bin. The integration of the feed mill and dairy operations has the capacity to create a synergistic effect which could enhance the profit potential of both separate operations.

  If the amount of total financing initially available for the project is insufficient to fund the cost of the full 3600 dairy cow operation (estimated at $20.8 million), then WFM's business plan allows for the construction of the project in two phases. Phase I of the two phase project will consist of establishment of an 1800 cow dairy with certain facilities sized for the ultimate capacity of 3600. The cost of Phase I is estimated at $13.8 million.


  Upon completion of this Offering, WFM's Board of Directors will make final decisions regarding WFM's ability to engage in both Phase I and Phase II of the project. This decision will not be made until after the offering is completed because it is entirely dependent on the amount of offering proceeds raised. . If the maximum offering amount is raised and debt financing is obtained in an amount equal to the remaining project cost, the construction of the dairy will be completed in one phase. Any lesser amount of offering proceeds raised will require that the dairy be constructed in two phases. In either event, supplemental debt financing will be required for WFM to implement its plan to construct a dairy, and the failure to obtain such financing would require WFM to abandon its plans and return investor funds.


  Although WFM does not have any binding contracts for the sale of milk produced at the proposed dairy, WFM believes that it will be able to enter into contracts for the sale of milk produced at the dairy to milk processors and other commercial users of milk and milk products. WFM's belief is based upon preliminary discussions with five large milk processors, who have expressed by letter an initial interest in purchasing the milk expected to be produced at WFM's proposed dairy.

  As to its existing business operations, WFM intends to continue its feed mill focus and to pursue increased sales and profits by (i) producing higher margin specialty feed mill products, (ii) continuing its emphasis upon customer service, and (iii) expanding its development of custom feeds to meet specific customer requirements. WFM employs an animal nutritionist to monitor the feed ingredients, develop new formulations, and meet with customers to determine the nutritional needs of animals serviced by WFM's food stock. By concentrating on the specialty and custom feed market and emphasizing its service component, WFM does not compete with the major volume/price feed mill operations.

  Daily production capacity at WFM's feed mill facility approximates 80 tons of pelletized feed and 80 tons of processed meal feed. It currently produces a variety of specialty animal feed formulas for sale both to contract dealers and to various types of livestock operators, including cow/calf operators, swine producers, and dairy and sheep producers.

  Once the planned 3,600 head dairy facility is fully operational, WFM's current business plan is to promptly build a second 3,600 head dairy facility which will mirror in all respects the initial facility. These plans are contingent on the successful and profitable operation of the first facility and adequate additional debt or equity financing for the completion of the second facility.




The Offering

Securities Offered             Between 17,500,000 and 35,000,000 Shares
                               of Common Stock

Price per share                $0.40 per Share

Total shares issued and
outstanding before Offering    5,842,596 shares of Common Stock

Total shares issued and
outstanding after Offering     Between 23,342,596 and 40,842,596 shares of
                               Common Stock

Total warrants/options
outstanding                    None

Total proceeds                 Between $7,000,000 and $14,000,000

Estimated expenses of the
Offering Approximately $560,000 to $1,120,0001 plus legal and accounting fees, printing and related costs.

Net proceeds (after
estimated compensation paid
to any Agent)                  Between 6,440,000 and 12,880,000.  Legal and
                               accounting fees are being paid out of current
                               operating revenues.

Use of Proceeds                WFM believes that the minimum proceeds from
                               this Offering, when combined with roughly an
                               equal amount of debt financing which WFM
                               believes will be available, will allow WFM to
                               pursue the creation of a vertically-integrated
                               enterprise including both current feed mill
                               operations and a newly-established dairy
                               operation, as described in this Prospectus.
                               A portion of the proceeds of this Offering
                               will be used as working capital, for the
                               activities of WFM, as described in the Use of
                               Proceeds section of this Prospectus.

Minimum purchase by each
subscriber                     125,000 Shares, for an aggregate purchase
                               price of $50,000 (One Unit)

Subscriptions                  An investor who desires to purchase shares
                               should complete and deliver to WFM the
                               Subscription. WFM reserves the right, in its
                               sole discretion, to accept or reject a
                               subscription agreement in whole or in part,
                               for any reason.  See "Plan of Distribution"
                               and "Method of Subscription

Risk Factors                   An investor considering purchase of
                               shares should review the risk factors associated
                               with such an investment. See "Risk Factors."




1 Shares are being offered on a best efforts basis directly by WFM management, and also by Carey, Thomas, Hoover & Breault, a registered broker-dealer and NASD member firm as selling agent. The selling agent will receive a 2% commission on all offering proceeds raised including sales made by WFM management plus an additional 8% commission on shares it directly sells, provided that the total commissions paid shall in no event exceed 8% of the total offering proceeds raised. Since it is not possible to know in advance how many shares will be sold by either the underwriter or directly by WFM, the table reflects an 8% commission on the entire offering, the maximum amount that could be paid. It is probable that this overstates the commissions, and actual commissions will be less than the stated amount

                                 RISK FACTORS

  The Shares described herein are speculative and involve a high degree of risk. In analyzing this Offering, potential Investors should carefully consider the risks and speculative factors attendant to an investment in the Shares, including, without limitation, the following:

  WFM'S Historical Operating Results Have Been Negative and There is no Assurance This Trend Can be Reversed . WFM experienced a net loss for years prior to 2002. It has shown net income of $3,816 for the year ended on December 31, 2001 and a net income of $79,693 for the year ended December 31, 2002. As of December 31, 2002, WFM had an accumulated deficit of $2,382,611. Historical financial results may not be indicative of its future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operation" and "Business." Results of operations in the future will be influenced by numerous factors, including, among others, completion of a dairy facility, cost of grain feed, the price of milk in the national markets, and the ability of WFM to implement its strategic plan. There can be no assurances that WFM will be able to earn any profits or maintain profitable operations if they are attained.

  This Project is Subject to Construction and Development Risks. We have not signed any contract or binding letter of intent with a contractor to construct the dairy facility at a specified cost. The estimates of costs for construction are management's estimates. They are based on consultations with Dairy Management Service (a dairy consulting firm) and with persons affiliated with two other new dairies of similar size recently constructed. It also is based on input provided by officials with the dairy science and management department of Kansas State University and estimates provided by High Plain Construction, SRJ Dairy Development and the Hamstra Group. The amounts listed in this prospectus as the cost of construction of such a dairy facility are estimates, and actual costs could be higher.
If project cost exceeds the estimate it is possible the dairy project will not be implemented.

  Management has also considered, as an alternative to construction of a new facility, the acquisition of existing dairy assets.
It is anticipated that the acquisition of an existing dairy assets would entail less initial cost than a new construction. However, no firm plans or prices for acquisition have been discussed or are currently under negotiation. It is merely a contingent option under consideration.


  WFM's Current Management Lacks Dairy Operation Experience. WFM's future results will be affected by its ability to develop a dairy production operation and effectively operate that facility. WFM's current management has limited experience in operating a dairy enterprise, and will need to rely on hiring
and retaining experienced dairy management personnel.   There can be no
assurance that we will be successful in developing a successful dairy operation. See "Business" section of this Prospectus.

  We Will Be Unable to Complete the Project Without Additional Debt
Financing WFM contemplates that debt financing will be required in addition to the equity financing contemplated by this prospectus in order to complete its business plan and construct a new dairy facility. Even if WFM raises the maximum proceeds contemplated by this offering, it will have to obtain some debt financing to complete Phase I of the project, and will need significant additional financing to complete both phases of the project. WFM has a preliminary commitment and a written indication of interest from U.S. Bank National Association, Metropolitan Life Insurance Company and Farm Credit of Southwest Kansas, ACA to provide such financing as described elsewhere in this Prospectus. The amount of this debt financing will depend on the amount of equity raised. There can be no assurance that such additional financing will be available to WFM on acceptable terms, if at all.

  In the event WFM receives less than the Maximum Offering proceeds, it also may be necessary for WFM to seek additional equity or debt financing through other sources. Any additional equity financing may involve substantial dilution to the then existing stockholders of WFM. If sufficient funds are not available, WFM may be required to delay, reduce or eliminate plans for additional expansion of its operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operation." The failure to obtain debt financing will cause WFM to abandon its plans to implement the project.

  Successful Implementation of the Project is Dependent on Key Personnel.
WFM's future success is dependent on the efforts of Mr. Raybourn, Chairman of the Board and President. The loss of his services could have a material adverse effect on WFM's business until a qualified replacement could be found. On May 19, 2000, WFM entered into a one year employment agreement with Mr. Raybourn, which is renewable on a yearly basis. Advance notice of one year is required for termination by WFM or Raybourn. See "Executive Compensation." WFM does not have employment agreements with any other employees. WFM's success is dependent upon its ability to attract and retain qualified, skilled and unskilled personnel in its feed mill.


  Raw Material Costs and Product Sales Prices Could Adversely Effect the Success of the Project.

  WFM may purchase approximately half of its feed ingredient requirements for any given year on back-to-back forward contracts. Under such agreements WFM first sells finished feed product to customers at a predetermined fixed price for delivery from October through March. At the same time it locks in its cost to produce this feed by purchasing feed ingredients from its suppliers at a predetermined, fixed cost covering the same time period. WFM may do this for any given October through March period, depending on market conditions, but it does not do it for every such period.


  In its proposed dairy operation, WFM anticipates, from time to time, entering into agreements concerning the sale of all or a part of its production which will obligate it to sell its products at a specified or formula base price in the future. Such arrangements may prove less favorable based upon the prevailing market rates from time to time.


  We Will Operate in a Competitive Industry, and There is no Assurance We
Can Compete Effectively. The feed mill industry is highly competitive. WFM's competitors include, among others, national feed mill operations, regional feed mill operations, and national and regional dairy operations, many of which have substantially greater financial resources, are more geographically dispersed, are vertically integrated operations including feed operations through the slaughter of livestock, and offer a broader scope of products than WFM. Additional competitors may enter WFM's markets in the future. In light of such competition, there is no assurance that we will be able to compete successfully. See "Description of Business - Feed Mill Competition" section of this Prospectus.

  It is Unlikely Dividends Will be Paid Investors in the Immediate Future. WFM's Board of Directors presently intends to retain all of WFM's earnings for the expansion of its business. Therefore, WFM does not anticipate the distribution of cash dividends on its Common Stock in the foreseeable future. In the future, decisions of WFM's Board of Directors to pay cash dividends will depend, among other factors, upon WFM's earnings, financial position and cash requirements. See "Dividend Policy."


  Transfer of the Shares Will be Restricted and There Will be no Public Market. This is an initial public offering and the shares will not be listed on any national securities exchange or market. No public market exists for the shares. There can be no assurance that purchasers will be able to resell their Shares at the offering price. WFM will not redeem Shares at the election of the stockholder. Holders of the Shares should assume that it will be difficult to liquidate their investment, and that if they try to do so, the price and/or other terms of any such liquidation may be unsatisfactory. Accordingly, the Shares should be purchased for long-term investment purposes only.


  There is no assurance that WFM will, in the immediate future or in the foreseeable future, be able to list the shares on a national securities exchange or other public market. There will be no public market for the Common Stock of WFM and the Investors in this Offering will have little or no liquidity.


  WFM Shares May be Penny Stocks and the Sale of Shares by Broker-Dealers, if Not Exempt, May be More Difficult and Burdensome.

  Because WFM's shares will sell for a price of less than Five Dollars and will not be listed on any national exchange or other public market, the shares may be "penny stocks" as defined under the Securities Exchange Act of 1934 (the "'34 Act"). Penny stocks sold by a broker-dealer are subject to special requirements unless exempt under Rule 15g-1 of the '34 Act. Unless exempt, it is unlawful for a broker-dealer to effect a transaction in a penny stock unless prior to effecting the transaction the broker-dealer delivers a disclosure document to the customer providing the information set forth in
Schedule 15G (Rule 15g-2); discloses to the customer the inside bid and ask quotation for the shares (Rule 15g-3); discloses to the customer the aggregate amount of compensation to be received by the broker-dealer on the transaction (Rule 15g-4); discloses to the customer the aggregate amount of compensation to be received by any associated person of the broker-dealer on the transaction (Rule 15g-5); and the broker-dealer has received certain specified information from the customer on a form signed by the customer and has reviewed and determined the transaction is suitable (Rule 15g-4). Also, unless exempt, a broker-dealer is required to provide certain information in the monthly account statements to the customer on price determinations and market and price information (Rule 15g-6).

  These penny stock rules impose onerous compliance requirements on broker-dealers selling penny stocks which make the sale of such securities more difficult and burdensome. WFM believes that any broker-dealer engaged to sell its shares will be exempt from these requirements under Rule 15g-1. However, there is no guarantee that this determination will prevail.

  The Offering Price of the Shares was Arbitrarily Determined. The offering price for the Shares was determined by assigning a value to existing shares which considered both the appraised value of the existing feed mill facility and the estimated value of other current assets including accounts receivable, trucks, inventory and cash. This value is a rough approximation of the total value of current assets per share without consideration of liabilities or the effects of this Offering. This valuation methodology is to some extent arbitrary.

  Forward-Looking Information May Prove Inaccurate. This Prospectus contains forward-looking statements and information that are based on management's beliefs as well as assumptions made by, and information currently available to, management of WFM. When used in this Prospectus (including Exhibits), words such as "anticipate," "believe," "estimate," "expect" and, depending on the context "will," "may" and similar expressions, are intended to identify forward-looking statements. We believe it important to communicate these expectations to our investors. However, such statements only reflect WFM's current view with respect to future events and are subject to certain risks, uncertainties and assumptions, including the specific risk factors described above. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

  If WFM is unable to break escrow, you will not be reimbursed interest or your funds during the time the funds were held in escrow. If WFM fails to reach its minimum offering amount or fails to obtain debt financing for the balance of the project cost beyond equity raised by this Offering, it will be obligated to refund your investment. However, the escrow agreement does not provide for reimbursement of interest on your funds during the time they were held in escrow.

                           SELECTED FINANCIAL INFORMATION

  The following selected financial information for the years ended
December 31, 2002 and 2001 is derived from WFM's Financial Statements. The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operation" and the Financial Statements and related notes appearing as Exhibit A to this Prospectus.


                                      Year Ended               Year Ended
                                   December 31, 2002        December 31, 2001
                                                    (000's)

Statement of Operations Data:

 Sales                                  $2,948                  $2,660

 Less: Cost of sales                    $2,167                  $2,104

       Grain profit                     $  781                  $  646

Expense                                 $  667                  $  597

Net Income                              $   80                  $    4



Balance Sheet Data:                December 31, 2002
                                                        (As Adjusted to reflect
                                                          Offering Proceeds)
                                            (000's)  Minimum    Maximum

Total assets                         $1009        $ 7,449    $13,889

Current liabilities                     $ 122        $   122    $   122

Long-term liabilities                   $ 604        $   604    $   604

Stockholders' equity                    $ 283        $ 6,723    $13,163



                                   DILUTION

  The net tangible book value of WFM as of December 31, 2002 was $.05 per share of Common Stock. Net tangible book value per share is determined by dividing the tangible net worth of WFM (tangible assets less total liabilities) by the total number of outstanding shares of Common Stock. After giving effect to the sale of the shares offered in this offering, assuming the maximum subscription is attained, the net tangible book value of WFM as of December 31, 2002 would have been $.32 per share. This would represent an immediate increase in net tangible book value of $.27 per share to existing stockholders and an immediate dilution to new investors purchasing common stock of $.08 per share. After giving effect to the sale of the shares offered in this offering, assuming the minimum subscription is attained, the net tangible book value of WFM as of December 31, 2002 would have been $.29 per share. This would represent an immediate increase in net tangible book value of $.24 per share to existing stockholders and an immediate dilution to new investors purchasing common stock of $.11 per shares.


  The following table illustrates the per share dilution to new investors purchasing common stock in this offering, assuming both the minimum and maximum subscription amounts.

                                 Before Offering        After Offering
                                                      Minimum      Maximum

Total shares outstanding:         5,842,596       23,342,596   40,842,596

Placement price per share:                            $.40         $.40

Book value per share:                $.05             $.29         $.32

Dilution per share to new
 investors:                                           $.11         $.08



                                  CAPITALIZATION

  The following table sets forth the capitalization of WFM as of December 31, 2002 , on a historical basis and as adjusted to reflect the sale by WFM of the shares of Common Stock offered under this Prospectus and the application of the estimated net proceeds therefrom, based on both the minimum and maximum offering proceeds. This table should be read in conjunction with the "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operation" sections, the Financial Statements and related notes appearing in Exhibit A to this Prospectus.



                                               December 31, 2002
                                          Historical          As Adjusted2
                                                      (000's)

                                                     Minimum     Maximum
Common Stock                        $2,666       $9,106       $15,546

Retained earning deficit             $-2,383      $-2,383      $-2,383

Total Stockholder's equity           $   283      $ 6,723      $13,163

Indebtedness                         $   652      $ 8,036      $ 8,652



2 As adjusted to include minimum and maximum net offering proceeds to WFM of $6,440,000 (minimum) or $$12,880,000 (maximum).

                                 DIVIDEND POLICY

  WFM has never paid any cash dividends on its Common Stock. It expects that it will retain all available earnings generated by its operations for the development and growth of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future.


                                 USE OF PROCEEDS

  The objective of this Offering is to raise equity capital for the construction of a dairy operation (the "Project") that will be vertically integrated with WFM's existing feed mill operation. Ideally, the Project will be constructed as a 3,600 cow dairy operation on approximately 800 acres of tillable land. The cost of the Project is approximately $20 to $22 million. This includes approximately $2,000,000 in capital reserves to be used as working capital.

  The minimum proceeds to be received from this offering is $6,440,000 and the maximum is $12,880,000. WFM will need to supplement the equity capital raised with other debt or equity financing in order to adequately fund the project. WFM has received a preliminary verbal commitment and a written indication of interest for debt financing from U.S. Bank National Association, Metropolitan Life Insurance Company and Farm Credit of Southwest Kansas, ACA as described previously in this Prospectus. The debt financing contemplated by this arrangement is 50 to 60 percent of the project cost depending on the amount of equity capital raised. It has also received a written indication of interest to provide debt financing from Metropolitan Life Insurance Company along comparable terms. The Board of Directors of
WFM will exercise their business judgment in determining the amount of debt financing WFM will obtain.


  If the amount of total financing initially available for the Project is less than that required to fund the full 3,600 cow dairy operation, WFM's business plan provides the flexibility to fund the Project in two phases. Phase I will consist of the establishment of a 1,800 cow dairy operation with certain facilities, such as a milking center, initially sized for a capacity of up to 3,600 cows. Phase II will be implemented when sufficient capital is available to WFM to expand the operation by the addition of facilities, equipment and cows necessary for a 3,600 head dairy operation. If the Project is pursued in two stages, it is anticipated that Phase I will cost $13.8 million, and Phase II will cost $8.1 million. The phased development of the Project will involve less initial capital expenditure, but ultimately will be more expensive. The most economical development of the project is to construct the 3,600 cow dairy at the outset in one stage.

  As an alternative to the construction of a new facility, management has also considered the acquisition of existing dairy assets. Such an asset acquisition would include the cash purchase of real estate, machinery and equipment. It would not include the purchase of any intangible assets, intellectual property, or customer or vendor lists. Nor would it include hiring former management or employees.

  The following table shows the allocation of actual proceeds from the offering along with the contemplated debt financing if the minimum amount is raised ($6,440,000) and the maximum amount is raised ($12,880,000).


                                                           (000s)
                                                  Minimum         Maximum
                                               Offering Amount Offering Amount
        Source of Funds

         Proceeds from offering                 $     6,440     $    12,880

         Long-term debt                               7,384           8,000

           Total                                $    13,824     $    20,880

   Use of Funds

         Land                                   $       960     $       960
         Cows                                         3,240           6,480
         Building                                     4,934           7,117
         Equipment                                    3,190           3,570
         Working capital                              1,500           2,753
           Total                                $    13,824     $    20,880



  As indicated, development of the project will be completed with a combination of equity and debt financing. The above estimates for Phase I and Phase II of a two stage phased development is Management's estimate based on consultation with Quality Dairy Management Services (a dairy consulting firm) and High Plain Construction, Inc., SRJ Dairy Development WFM and the Hamstra Group and with persons affiliated with two other recently constructed dairies of similar size. It is also based on input provided by officials with the dairy science and management department of Kansas State University. Management has consulted with these persons and entities only to obtain information on cow costs and construction costs and has not relied on any expert valuation, opinion or appraisal from them. The projected costs are management's own estimates based on information it has compiled. These figures are only estimates and actual costs could be higher. Variance of actual cost from estimates can result from unexpected delays, higher land cost, higher cost for dairy cows and other factors. Management has projected the need for 800 acres of land, coupled with leasing of additional land for production of corn and alfalfa for dairy feed ingredients. It is possible that the acquisition of more land will be necessary. Timing, land cost and cow cost are the primary variables which will effect the actual cost. Management is aware of similar dairy facilities at a comparable size being finished out at a cost of $20 million to $22 million which would not include the cost of $2 million for construction of a new integrated feed mill facility. WFM?s proposed dairy facility will include an integrated feed mill without this additional cost.

                            DESCRIPTION OF BUSINESS

  Western Feed Mills, Inc. ("WFM"), is a Kansas Corporation that was originally organized in 1984 as a subchapter S corporation. It was subsequently converted to a subchapter C corporation. It has manufactured and distributed processed animal feeds and feed supplements since 1987. Over the past few years, WFM investigated areas for profitable business expansion that could be vertically or horizontally integrated into its existing business. WFM has focused its interest on participation in the dairy industry. To that end, WFM intends to construct and operate a 3,600 head dairy facility. Management anticipates that such activity should also increase both the profitability and the utilization of WFM?s existing feed mill.

  Proposed Dairy Operations

WFM management believes there is significant market demand for dairy products to support expansion of the production capacity of the industry. Furthermore, it has observed an economic trend in the industry toward consolidation favoring larger, automated dairies which can take advantage of economies of scale. This has resulted in smaller dairies going out of business, and large numbers of dairy cows being displaced. WFM believes it is positioned to exploit these market trends along with geographic advantages. WFM has determined that its highest priority in the near future is to construct and operate a 3,600 cow herd dairy. Geography is very convenient to several large metropolitan markets such as Kansas City, MO, Wichita, KS, Oklahoma City, OK, Tulsa, OK, and Springfield, MO. The cows placed in production in the dairy operation will be fed with feed processed and produced at WFM's existing feed mill facility. That integration of enterprise, in which the dairy operation has the benefits of a committed source of feed supply and the feed mill has an operation to which a significant portion of its production is committed, is intended to provide WFM and its stockholders with a greater benefit than owning and operating either the feed mill or the dairy operation individually. Management estimates that the dairy operation will consume 25% to 30% of the feed mill's volume annually. This allows management to displace lower margin accounts, ramp up volume to higher production capacity levels thereby lowering per unit costs, and improve the feed mill's profitability.


  The dairy operation will consist of the acquisition of 800 acres of land (with the lease of additional land), the construction of a 3,400 head free stall barn, a milking center with a capacity of 3,600 cows and the establishment of a "special needs" center for cows which are new to the herd, have just given birth or are experiencing sickness. Those main buildings and the ancillary facilities will incorporate manure, water and feed systems and would become operational upon the acquisition of a herd of approximately 3,600 cows (3,000 full time milking cows).

  Dairy Startup Plan

  WFM anticipates that upon completion of this offering and after obtaining the required debt financing, it will immediately purchase the land and apply for a permit to operate the dairy. Approval of the permit is expected to take 60 to 100 days. The contract for construction can be let upon approval of the permit. It is estimated construction of the dairy facility can be completed in four months. Thus, it is estimated the dairy facility can be completed and operational within six (6) to seven months (7) of breaking escrow.

  WFM will begin purchasing cows when the land is purchased and believes it can commence operations at 25% capacity six (6) to seven (7) months after breaking escrow. Thereafter it estimates that it will take six (6) months to get to full capacity.

  At start-up, the facilities will include a 3,400 head free-stall barn and the milking parlor, as well as the feeding facilities and equipment.

  During the first 5 months of operation of the dairy, 300 to 400 cows will be purchased each month at an estimated price of $2,000 per head and a total cost of approximately $7,200,000. On average the cows will be in production 45 days after purchase. It is assumed that 40% of these cows will be culled within the first year. All cows lost from the herd from either culling or death loss will be replaced through working capital. A lactation period of 305 days (10 months) is assumed with a 2-month dry period.

  Initially, at the outset of operation of the facility, it is expected that average daily production will be lower than that required for optimal performance. Thereafter, it is anticipated that implementation of proper genetic selection criteria, good management and good nutrition will gradually increase production to optimal levels.

  The balance of funds required for implementation of Phase I of the construction project beyond the minimum net offering proceeds, will need to be provided by debt financing or additional equity financing through other sources. WFM has a preliminary commitment and written indication of interest to provide the necessary funds through debt financing as described in this Prospectus. However, there can be no assurance such additional funds will be available. If sufficient additional financing is not available WFM may be required to lower its working capital reserves or abandon its plans and return investors funds.

  Geography and Transportation

  As noted above, the Dairy is to be located in the geographic area of southern Kansas or northern Oklahoma, where corn silage can be grown. The dairy industry is in transition. Smaller dairies are decreasing primarily due to the labor demands dairies place on family operated enterprises. Larger dairies are replacing these operations. There is also a shift of dairies away from some of the traditional producing areas of the US for a variety of reasons including climate and environmental regulations. Many of the large dairy operations have been built in California, New Mexico, Idaho, Texas and Kansas. All are trying to get away from highly populated areas.

  WFM believes that its location in southern Kansas or northern Oklahoma has certain advantages. Those advantages include: (i) geographic proximity to markets for milk in urban areas such as Wichita, Kansas, Oklahoma City, Oklahoma and the Kansas City metropolitan area; (ii) access to a workforce knowledgeable in the dairy industry and (iii) strategic location in an agricultural area which exhibits characteristics desirable for the production of grain and silage for the dairy cattle which are expected to become a part of WFM's operations.

  Marketing Strategy

  In geographic proximity to WFM's proposed operations, there are a number of potential buyers for the milk produced by WFM, consisting of milk processors and other food producers who use milk and milk products. WFM has engaged in preliminary discussions with five large milk processors, who have expressed an initial interest in the milk expected to be produced at WFM's proposed dairy. However, at this time WFM does not have any binding agreements for the purchase of the milk that will be produced by the dairy.

  Competition

  The dairy industry is made of a large number of entities with a large variation in scale of operation. There is a clear trend toward larger operations that can take advantage of economies of scale and better labor efficiency. WFM believes that it will be competitive in the current dairy environment. Dairy cow numbers and production have been relatively stable. Production per cow in the US has improved due to better management practices. This increased production has been absorbed by an expanded market use for milk and slight population growth. Competition is also changing as larger and newer dairy operations move into the Sunbelt markets. Smaller less efficient dairies are being squeezed out of the market, particularly in the traditional milk production states and in dairies with overall production of under 500 cows. This has resulted in large numbers of dairy cows being displaced which can be efficiently absorbed into WFM's proposed operation at the scale of operation contemplated. . WFM's planned dairy of 3,600 cows is considered to be the optimal economic unit for several reasons as described below. This competitive assessment is based on management's opinion derived from information obtained from dairy consulting firms and land grant university dairy specialists.

  Economies of Scale

  The optimum size for a dairy operation can vary depending on management capability, ability to obtain financing and the construction and layout of the dairy physical plant. Advantages are obtained by spreading the fixed costs over a larger number of producing cows. Also, larger volumes of milk production provide marketing advantages. Management and production costs also becomes a larger factor today due to increased pressure of producing more milk per cow and the intensity of herd management necessary to achieve those levels. Good herdsmen and dairy managers are in demand and consequently they command ever-increasing compensation and benefit packages. WFM believes that a 3,600-cow dairy (3,000 milking cows) is optimal for a well-experienced managing herdsman and a qualified assistant and for its proposed operation. Management also believes that a 1,500 cow dairy is the minimal economic scale recommended. Size can increase from this level to as many as 5,000 cows without sacrificing quality and production depending on resources available to an operator.


  Feed Mill Business Strategy

  In addition to developing strategies with respect to the integrated dairy operation, WFM intends to continue its focus on increasing sales and profits from its feed mill operations by (i) producing higher margin specialty feed mill products, (ii) continuing its emphasis upon customer service and product quality, and (iii) expanding its development of custom feeds to meet specific customer requirements. The Feed Mill employs an animal nutritionist to monitor the feed ingredients, develop new formulations, and meet with customers to determine the nutritional needs of animals serviced by WFM's food stock.

  Strategically located near its customer base, WFM intends to enhance its feed mill operation by continuing to concentrate on sales of specialty and custom livestock feed formulations, thereby achieving profit margins greater than the industry standard, emphasizing its customer service, and developing custom needs to meet specific customer requirements. WFM does not compete with the major volume/price feed mill operations and believes its service distinguishes it from the volume/price feed mill operations. Rather WFM concentrates on the specialty and custom feed market. Customers more desirous of gaining timely attention in receiving specialty or custom feed products are targeted by WFM rather than price sensitive users.

  Illustrative of WFM's specialty feed formulation practice is its procedure of working in cooperation with the customer's veterinarian where WFM's nutritionist formulates specific feed for customer requirements. WFM believes its ability to have its on-staff nutritionist at a customer's operation within a few hours of initial customer inquiry, combined with WFM's ability to deliver specialty or custom feed products within 24 hours of the order, provides WFM with the desired customer loyalty. Daily production capacity at WFM's feed mill facility approximates 80 tons of pelletized feed and 80 tons of processed meal feed. It currently produces a variety of specialty animal feed formulas for sale to both contract dealers and various types of livestock operators, including cow/calf operators, swine producers, and dairy and sheep producers.

  To WFM's knowledge, feed mill industry statistics are generally not available. WFM believes that the industry is highly competitive based on price, which typically varies by region due to product transportation costs, and experiences seasonal sales due to the availability of natural feedstuffs.

  Feed Mill Facility

  The feed mill facility, constructed in 1986, is located in Cedar Vale, Kansas, 90 miles southeast of Wichita, Kansas, and 90 miles northwest of Tulsa, Oklahoma. Management chose the location in order to be centrally located both near its potential customer base and the raw materials required to manufacture animal feed such as wheat, corn and milo.

  The facility is located on seven and one-half acres. Although the land is divided by two public streets, WFM has a fifty year lease ending September 6, 2034, to utilize one of the streets for downloading the finished feed product into either WFM or customer trucks. A public street from the feed mill facility separates the corporate offices, truck storage and maintenance facility and truck fuel warehouse.

  Currently, the facility operates at 100% capacity of pelletized feed, twelve hours per day, five and one half days per week during the fall-winter months, October through March, and at 20% capacity during the spring-summer months, April through September. The variance in feed mill capacity utilization is due to feed mill customers' access to natural feed staffs (grazing) during the summer months.

  WFM currently produces 16,000 to 18,000 tons of feed annually. The proposed dairy operation will create a demand for an additional 5,256 tons of feed annually. WFM currently has the capacity to produce 48,000 tons of feed annually, which consists of 24,000 tons of meal feed and 24,000 tons pelletized feed. The existing capacity is able to meet the demand created by the proposed dairy operation with a minimum outlay for capital improvements of $100,000 for the addition of a bulk storage bin. Current feed mill capacity is large enough to support the feed meal requirements for several animal agriculture facilities while simultaneously meeting the needs of WFM's current pelletized feed customers. The existing real property is sufficient to permit expanding the capacity of the feed mill to 250 tons of feed product output per day, a 26% increase over existing capacity. The feed mill operation contains approximately 50,000 square feet of feed mill facility and has nearly 400 tons of feed product warehouse capacity. There are three 23,000-bushel grain storage tanks, one each for wheat, corn and milo. The feed mill facility also has seventeen additional raw material bins with total capacity of 500 tons. Within the feed mill is a limited access storage area for regulated drugs and feed supplement items. WFM maintains approximately twenty-five drugs for use as feed supplements that are regulated by the Kansas Department of Agriculture. A modern computer system monitors the percentage of raw materials utilized to produce specialty and custom feed formulas. The feed mill computer also monitors inventory levels of all raw materials and finished goods. Electricity, natural gas and water are readily available at the feed mill facility.

  The delivery of raw grains into an underground pit commences the animal feed manufacturing process. The grain is then piped into the grain storage bins through steel augers and is stored until ready to be milled. Piped through separate augers into the feed grinder and roller, the grinder mills the grain and the roller forms the feed into pellets. The pellets are then cooked in the cooker between 100 degrees and 140 degrees Fahrenheit, depending upon the type of feed product being produced. The pellets are then cooled and the fine pellets (those pellets that are smaller than the desired finished product) are removed for reprocessing. The entire process takes approximately four hours. In the event that only feed meal is required (i.e., not pelletized) the entire milling process takes approximately ten minutes.

  A finished product is either bagged into fifty-pound bags or is stored in bulk for truck bulk load delivery. Every bag of feed product has an analysis tag that describes by percentages the feed ingredients. Feed that is delivered by the truckload is delivered with an ingredient analysis sheet.

  WFM stores and performs minor maintenance on its trucks in the truck warehouse, which is a covered sheet metal building. A separate truck fuel building is adjacent to the truck warehouse. The fuel building contains a 3,000-gallon above ground tank utilized for diesel fuel and a 1,200-gallon above ground tank utilized for gasoline storage.

  Feed Mill Products

  WFM manufactures four different pellet sizes as well as a meal product for swine consumption. Twelve different flavorings are utilized by the feed mill operation. WFM produces a variety of specialty animal feed mill products. Specialty feed products are those products manufactured for a certain type of animal, like generic feed products; however, specialty feed products are further formulated based upon the local/regional climate, natural food sources and disease prevalence.

  Custom feed formulations, accounting for approximately only 16% of WFM's feed mill sales in 2001 achieve higher profit margins than specialty animal feed products. WFM intends to focus on additional custom feed product development to achieve these higher profit margins, including products for dairy cattle, swine versus the lower profit margins realized on feed products for beef cattle and horses.

Custom feed products are formulated by WFM's nutritionist in cooperation with the customer, his veterinarian and/or nutritionist based upon the particular needs of the customer's herd. The products' raw materials include grains (mainly wheat, corn and milo), vitamins, minerals and drugs. WFM typically purchases grain from local grain elevators during the months of August through February, and typically purchases corn from regional terminal grain elevators in northern Kansas and Nebraska during the months of March through July. In 2002, WFM purchased approximately 14,000 tons of various grains as raw materials and purchased approximately $510,000 of drugs, vitamins and minerals from five suppliers for the feed mill operations.

  WFM's typical feed mill product has a storage life, if stored in a feed bin, of one month during the summer months and three months during the winter months. The feed products may be damaged by exposure to humidity or moisture.

  Feed Mill Marketing

  WFM targets medium sized feed users (eight tons or greater per delivery) that desire personal attention and either custom or specialty feed products. WFM does not attempt to compete based on price alone. Staff Nutritionist availability to customers within a few hours of the initial customer inquiry evidences WFM's quick response to its customers' needs. Such quick review and the analysis of the desired formulation of a feed product, coupled with the ability of WFM to produce the product within a next day turnaround, gives WFM a marketing edge over its major competitors.

  Sales Concentration/Seasonality

  WFM's customer base is diversified. Its ten largest customers accounted for about 20% of WFM's 2002 sales. As mentioned previously, approximately 78% of WFM's total feed sales are to cow/calf operators. WFM's top ten customers would largely reflect that balance. WFM turns its inventory approximately twenty-three times per year. WFM experiences seasonality in its sales in that approximately 68% of its 2002 sales were delivered during the months of November through March, with the sales being recommitted during the months of July through October.


  Of the 16,000 tons of feed sold annually, approximately 7,000 tons is produced and sold pursuant to back-to-back contracts with suppliers of ingredients and feed purchases. Suppliers agree to provide the ingredients for this amount of feed at a fixed price on forward contracts covering October through March. Purchasers agree in advance to buy the feed during this period at a pre-determined price which reflects these fixed costs. The remainder of the feed produced (9,000 tons) is marketed through spot sales. The cost of ingredients and the price charged for this feed varies with the market price for ingredients.

WFM has also established a network of dealers that target smaller cattle ranchers and feed users that WFM deems too small in overall feed usage to economically justify direct contact. During 2002, WFM sold approximately 74% of its sales directly and 26% of its sales through dealers.


  WFM's suppliers are numerous and varied. The feed manufacturing business is rather complex in its variety and type of material used to manufacture animal feed products. Consequently, WFM must maintain relationships with principal and primary suppliers of ingredients as well as with companies that supply sound and reliable alternatives and replacements to basic feed ingredients. This is necessary in order to manage cost and maintain the
quality component of the feed.   WFM's suppliers include well-known names
such as The Archer Daniels Midland Company, ConAgra, Cargill, IMC Global, Tyson Foods, IBP, National By-Products, AmPro, Quaker Oats, Oxy Chemical, Pitman Moore and Riceland Foods. There are numerous other larger and second tier suppliers. WFM is not reliant on any one company to source its ingredients needs. If a key supplier were to no longer be available for whatever reason, a replacement could be quickly found without business interruption. About one-half of WFM's feed ingredients and other feed inputs are purchased with cash on delivery of products at WFM's choice.
All other purchases are generally made with delivery to the feed mill followed by an invoice that is due on receipt. Discounts that are made available to WFM are taken on a regular basis in the normal course of business and represents standard operating procedures. Most ingredients purchases will increase by at least 25% to 30% as a result of the proposed Dairy Operation. WFM Management believe that this additional volume will give them bargaining power with certain suppliers in arranging volume discounts.

  Credit Management

As of December 31, 2002, Western Feed Mills, Inc. reported Accounts Receivable of $194,994 of which 92% was current.


  Feed Mill Competition

  WFM's main feed mill competitors are two large national feed mills, as well as smaller regional competitors. Ralston Purina, located in Wichita, Kansas, and Cargill, Inc., located in McPherson, Kansas are the two nationwide competitors. Most of WFM's competitors sell generic feed products, whereas WFM has concentrated on specialty and custom feed products. WFM's dealers compete with other dealers that typically sell multiple brands.

  Transportation

Approximately 90% of WFM's 2002 sales were delivered by bulk truckload and 10% of WFM's sales were by bagged product. Because a majority of the sales made by WFM are within 150 radial miles of Cedar Vale, Kansas and the farthest current customer is approximately 250 miles from the feed mill facility, WFM utilizes four trucks to deliver the feed products to customers and to transport raw grain materials. WFM presently owns four trucks: a twenty-four ton tractor trailer rig and three other vehicles with capacities of 4 tons, 8 tons and 14 tons, respectively. The tractor truck is utilized with trailers, one for bulk feed and two for bagged feed. There is no rail service to the feed mill; moreover, WFM does not currently utilize rail service and it does not anticipate any need for the same.

  Government Regulation

  WFM's feed mill business is subject to federal, state and local laws and regulations, including, but not limited to, the Kansas Department of Agriculture and the United States Food and Drug Administration concerning the use and storage of certain drugs in the feed mill operation.

  The Kansas Department of Agriculture conducts unannounced inspections once or twice a year to review compliance with applicable federal and state laws including environmental laws. WFM has always been found to be in compliance with all applicable laws. To date, compliance has not resulted in any extraordinary or separately identifiable costs or expenses, and any associated expense is absorbed under general operating costs.

  Possible Future Expansion

  In the belief that WFM can benefit from economies of scale if WFM's feed mill can provide animal feed products to a variety of animal operations owned and operated by WFM, WFM may in the future consider the construction and
operation of additional animal agriculture facilities.   Those facilities
could include additional dairy operations or other animal agricultural operations. In considering any such future expansion, WFM's Board of Directors will carefully analyze the market for the products produced by any such expanded facility and the costs and benefits of the participation in the applicable industry.

  Once the planned 3,600 head dairy facility is fully operational, WFM's current business plan is to promptly build a second 3,600 head dairy facility, which will mirror in all respects the initial facility. These plans are contingent on the successful and profitable operation of the first facility and adequate additional debt or equity financing for the completion of the second facility.

  MANAGEMENT'S DISCUSSION AND ANALYASIS OF FINANCIAL CONDITION AND RESULTS OF
                        OPERATIONS AND PLAN OF OPERATION

  General

  WFM has experienced modest growth in revenues since it commenced its feed mill operation in November 1986. WFM has sought to improve its financial performance by increasing revenues and improving the efficiency of its feed mill operation. WFM showed a profit of $79,693 for the year ended December 31, 2002. WFM has an accumulated deficit of $2,382,611 as of December 31, 2002.


  There can be no assurances that WFM will be able to earn any profits or maintain profitable operations if they are initially attained. See "RISK FACTORS - Negative Operating History and Accumulated Deficit" of this Prospectus.

  WFM's feed mill operations are seasonal.  Approximately 75% of WFM's
2002 sales were delivered during the months of October through March, with the sales being pre-committed during the months of June through September. The feed mill's customers have access to natural feed stuffs (grazing) during the spring and summer months, April through September. WFM expects such seasonality to continue as to non-dairy products; however, WFM anticipates that it will experience constant demand for its dairy feed meal product throughout the year after the development of its dairy operation, because of the demand for feed provided by the integrated dairy operation.


  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001


  Net sales increased by $283,314 or 11%, to $2,948185 in 2002, from $2,659,871 in 2001. This increase was due to additional new customers. Cost of sales increased by $152,955 or 8%, primarily due to increase in sales volume.


  Delivery expenses increased by $5,450 or 4%, to $149,344 in 2002, from $143,894 in 2001, as a result of an increase in deliveries and fuel costs.


  General and administrative expense deincreased by $56,684 or 18%, to $351,135 in 2002, from $294,451 in 2001 due primarily to costs associated with this Offering.


  As a result of the foregoing, WFM's operating income increased by $65,633.


  In view of the above factors, WFM's net income increased by $75,877 to a profit of $76,693 in 2002, for a profit of $3,816 in 2001.

  Significant Accounting Policies Effecting Financial Disclosures

  Critical accounting policies effecting financial disclosures include estimates of useful life on property and equipment and the recognition of revenue on an accrual basis when products are sold. It is unlikely that materially different amounts would be reported using different conditions, policies or assumptions. Estimated useful lives are based on historical information and WFM has not experienced material problems with collecting accounts receivable.

  Liquidity and Capital Resources

  Cash and cash equivalents were $36,245 at December 31, 2002, a decrease of $29,996 from $66,241 at December 31, 2001.


  Net cash provided used by operating activities was $123,400 for the period ended December 31, 2002, compared to net cash provided used by operating activities for the period ended December 31, 2001 of $85,088. In general, changes from period to period in cash flow from operations are primarily due to changes in the net profit or loss experienced by WFM. In addition, changes in accounts receivable, inventories, prepaid expenses and deposits, accounts payable and customer deposits affect period to period cash flow from operations. Many of these fluctuations are due to the timing of cash receipts or payments.


  In 2002, net cash used in investment activities decreased to $74,690 from $149,990 in 2001.


  In 2002, use of cash for making principal payments on long-term debt for the period ended December 31, 2002 was $96,818 compared to $238,732 in 2001.


  WFM's current long-term debt consists of: 1) $285,000 note payable to a bank due in semi-annual installments of $23,929, and 3) deferred compensation owed to the President and Chairman of the Board of Directors of WFM, which has been deferred by his verbal agreement not to demand payment before 2004, except in the case of death or termination. The amount of the deferred compensation owed including interest is $417,248. See Certain Relationships and Related Transactions section of this Prospectus, p. 33. WFM does not anticipate any significant capital expenditure requirements other than that occasioned by the addition of the dairy facility described below. It is currently funding its debt payment from operating revenue. It does not currently need a line of credit and does not anticipate needing one. If one is required, WFM management is confident a line of credit could be obtained. WFM has a long term relationship with U.S. Bank, National Association, and they have indicated a willingness to establish a line of credit.


  The only anticipated capital expenditures required for WFM's feed mill operation occasioned by the addition of a dairy facility would be the need for an additional storage bin for feed, the cost of which would be approximately $100,000. Other than this, the increased demand for feed can be absorbed by current equipment and production capacity.

  Plan of Operation

  In the event WFM attains sufficient funds from this offering, other equity financing and/or third party debt financing, WFM intends to promptly construct a 3,600 head milking cow dairy operation. If the amount of total funds available for the Project is less than the cost associated with the one stage construction of the facility, WFM will consider constructing the facility in two phases, as described in Use of Proceeds, of this Prospectus. It is likely that construction of the Project, whether implemented in phased construction or not, will require additional funds from debt financing sources, or additional equity funding. WFM has received a preliminary verbal commitment from U.S. Bank National Association and a written indication of interest from Metropolitan Life Insurance Company for debt financing. See Offering Summary, and Use of Proceeds, of this Prospectus WFM might also consider other forms of debt or equity financing. Further equity offerings will involve further dilution to existing stockholders of WFM. None of this funding is committed, and there can be no assurance that it will be available. If sufficient funds are not available, WFM may be required to delay, reduce or eliminate its plans for implementation of the Project.

  Management has also considered the acquisition of existing dairy assets as an alternative to the construction of a new facility. The acquisition of existing dairy assets would be less expensive than constructing a new dairy, and has the potential of providing the comparable shareholder value for less capital investment. The cost of constructing a new facility is approximately $21 million for a completed facility, or $13.8 million for Phase I. Management believes existing dairy assets could be acquired for an amount in the range of $8 million. The decision to pursue this alternative would be made by the Board of Directors and would depend on a number of factors, including: 1) the price of acquisition compared to construction, 2) whether the existing physical facility has comparable capacity to that contemplated by the planned new construction and 3) the state of automation and equipment that could be acquired and whether it uses the latest technology for computerized feed sorting and compiling. The decision would be made as an acquisition opportunity is presented or discovered, at or before the time the minimum offering proceeds are raised and funds are released from escrow.


                            DESCRIPTION OF PROPERTY

  WFM presently conducts its business operations from a feed mill facility constructed in 1986. The facility is located in Cedar Vale, Kansas which is located 90 miles northwest of Tulsa, Oklahoma. WFM owns fee simple title to three contiguous tracts of real estate and improvements.

  The facility is located on seven and one-half acres. Although the land is divided by two public streets, WFM has a fifty year lease ending September 6, 2034, to utilize one of the streets for downloading the finished feed product into either WFM or customer trucks. A public street from the feed mill facility separates the corporate offices, truck storage and maintenance facility and truck fuel warehouse. The existing real property is sufficient to permit expanding the capacity of the feed mill to 200 tons of feed product output per day, a 25% increase over existing capacity.

  The feed mill operation contains approximately 50,000 square feet of feed mill facility and has nearly 400 tons of feed product warehouse capacity. There are three 23,000-bushel grain storage tanks, one each for wheat, corn and milo. The feed mill facility also has seventeen additional raw material bins with total capacity of 500 tons.

  Within the feed mill is a limited access storage area for regulated drugs and feed supplement items. WFM maintains approximately twenty-five drugs for use as feed supplements that are regulated by the Kansas Department of Agriculture.

  A modern computer system monitors the percentage of raw materials utilized to produce specialty and custom feed formulas. The feed mill computer also monitors inventory levels of all raw materials and finished goods. Electricity, natural gas and water are readily available at the feed mill facility.

  WFM intends to purchase 800 acres of tillable land for the construction of its dairy operation, to be located in southern Kansas or northern Oklahoma. Most of this land will be dedicated to the production of corn and alfalfa for dairy food ingredients.



                                  MANAGEMENT

  The directors, officers and significant employees of WFM collectively provide experience that will enable WFM to implement the strategies described in this Prospectus. Several of WFM's directors and officers have held leadership positions in a wide variety of agricultural and nonagricultural companies as well as significant experience in the cattle industry. Although WFM has not historically done business in the dairy industry, WFM believes that the experience and strong leadership qualities of its directors, executive officers and significant employees will enable WFM to successfully enter the dairy industry.

  Directors, Executive Officers and Significant Employees

  Directors are elected annually at the annual meeting of shareholders.
All directors serve one-year terms. Their terms are not staggered and each director must be re-elected annually. The names of the directors, executive officers and significant employees of WFM and their respective ages and positions are as follows:


Name                    Age    Position

Fred W. Raybourn        62     President, Chief Financial Officer,
                               Comptroller,

                               Chairman of the Board and Director

T.E. Branscum           68     Secretary, Treasurer and Director

E.C. Peper              66     Director




                                   26



Joe C. Donohue          62     Director

Dr. Ashok Shah          61     Director

Don Ryan                66     Director

Jerry Lee Thurman       60     Sales Manager

Jim Clouston            64     Plant Manager



  Fred W. Raybourn is a co-founder of WFM and has been Chairman of the Board of Directors, President and a Director since its inception in April 1984.
He also serves as Chief Financial Officer and is responsible for WFM accounting and financial reporting. He has more than thirty-five (35) years of business development and management experience in the Agriculture Industry including agricultural finance, grain buying, feed ingredient merchandising and livestock management. In the 1980's Mr. Raybourn acquired three inactive agricultural businesses and re-established operations to generate more than $18 million in annual sales. These businesses were Gardner Grain WFM, Gardner, Kansas; Centerview Grain and Feed, Centerview, Kansas; and Missouri Feed and Farm Supply in Liberal, Missouri. Raybourn has also been actively involved in professional and community organizations throughout his life. These include: Past Board Member of the Citizen's Bank at Nevada, Missouri; Past Chairman of the Board of Missouri Agricultural Industries Council; member of the National Pork Producers Council; member of the Kansas Pork Producers Council; active member of the National Cattlemen's Association; active member of the Kansas Livestock Association; and member of the Oklahoma Grain and Feed Association. He has also been elected to School Boards, City Councils, and has served, honorably, for four years in the U.S. Marine Corps.

  T.E. Branscum, a Director of WFM since June 30, 1988. He is involved in several ventures in addition to WFM, including Branscum Ranch. Mr. Branscum is a Director of and investor in the State Bank, Winfield, Kansas.
Mr. Branscum is a graduate of the Harvard University Advanced Management Program and holds a degree in Chemistry from Northeastern State University.

  E.C. Peper, has served as a Director of WFM since December 1988 and owns Peper Grain Company, Inc. and Peper Ranch, respectively, commodity and cattle ranch operations located in Prior, Oklahoma. Mr. Peper also serves as Director and stockholder of the Adair State Bank, Adair, Oklahoma.

  Joe C. Donohue, a Director of WFM since August 1988, is involved in several swine and cattle businesses. Mr. Donohue owns Greeley Seed Company, a seed processing concern, and Donohue Trucking Service, Inc., a regional trucking service, both of Greeley, Kansas. Mr. Donahue owns 12,000 to 13,000 acres of agricultural land in eastern Kansas.

  Dr. Ashok Shah, a Director of WFM for two years. Dr. Shah is a medical doctor OB/GYN practicing in Independence, Kansas. Dr. Shah is 61 years old. Dr. Shah graduated from medical school in India, and obtained post graduate training at the New York infirmary in 1975. He obtained a post graduate medical degree (M.D.) in obstetrics and gynecology from the University of Pennsylvania, Presbyterian Hospital, Philadelphia, Pennsylvania from 1975 through June of 1979. Since 1979 he has practiced as an OB-GYN specialist at the Snyder Clinic from 1985 to 1989. He has maintained an OB-GYN practice at the Women's Clinic in Independence, Kansas from 1990 to the present. He has served on the Board of Directors of the Snyder Foundation of Winfield, Kansas from 1980 to the present. The Snyder Foundation is a non-profit corporation engaged in cancer research.

  Don Ryan, a Director of WFM for two years. Mr. Ryan resides in Norton, Kansas, owns Western Distributing, Inc. and is involved in several other businesses in that area. Mr. Ryan owns and operates two Budweiser distributorships; one in Norton, Kansas and one in Nebraska. He also own a substantial farming operation.

  Jerry Lee Thurman, employed by WFM since July 1991, has been its Sales Manager since March 1994. Mr. Thurman previously owned and assisted in the management of family owned cattle and/or swine operations in Stillwater, Oklahoma. Mr. Thurman is a member of the Chester White Organization, a national swine association, and the Oklahoma Swine Association. Mr. Thurman received a Bachelor of Science degree in Agricultural Education from Oklahoma State University in 1964.

  In addition to the executives identified above, WFM is currently interviewing experienced dairy industry managers. It has interviewed five applicants, all of whom have expressed an interest in the position. The applicant's all have extensive experience in managing dairy facilities in Texas, Florida, Iowa, Illinois, Georgia and Oklahoma. This experience includes supervision of the design and construction of a new dairy facility of comparable size to WFM's proposed facility, financial management, management and training of workforce, and management of the day-to-day operation of dairy facilities. It is not expected that a manager will be actually employed until WFM has received subscriptions for at least the minimum number of shares offered by this Prospectus. WFM continues to search for an assistant manager. It has promising leads but has not made a final decision with respect to either of these positions.

  There are no family relationships among any of the executive officers, directors or significant employees of WFM.

                             EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by WFM to the named executive officer for services rendered to WFM in all capacities during the period from January 1, 1996 to December 31, 2002.



   Summary Compensation Table

                                         Compensation

Name and Principal Position  Year  Annual Salary  Other Compensation3

Fred W. Raybourn, President
 and Chairman                1996   $ 99,275         $6,240
                             1997   $104,238         $6,960
                             1998   $109,395         $6,960
                             1999   $ 90,000         $6,960
                             2000   $ 90,000         $6,960
                             2001   $ 90,000         $9,260
                             2002   $ 90,000         $9,260



  Employment Arrangements

  WFM and Mr. Raybourn entered into an employment agreement, dated May 19, 2000, for a term of one year, with provision for automatic renewal for successive one year periods, unless either party elects not to renew the employment agreement during any renewal period. Advance notice of one year is required to terminate the agreement by either WFM or Raybourn.
Mr. Raybourn is required to devote his full time and efforts to the business and affairs of WFM.

  Mr. Raybourn is also eligible to participate in any group benefit plans or performance incentive or bonus plans WFM may establish. WFM pays Mr. Raybourn's health insurance premiums and provides a WFM vehicle for Mr. Raybourn's use.
The employment agreement sets forth a noncompete provision: as long as Mr. Raybourn is an employee of WFM and for a period of two years thereafter, he cannot engage in certain activities in competition with WFM.



3 Mr. Raybourn, WFM's President and Chairman, receives personal benefits, including health insurance for which premium amounts are reflected in this column.

  Compensation of Directors

  Since 1993, any director who is not an employee of WFM has received a fee in the amount of $200 for each Board of Directors' meeting attended.

  Non-Qualified Stock Grant Plan

  In 1994, WFM adopted a non-qualified stock option plan whereby WFM's President, in the President?s discretion, may grant up to 10,000 shares of WFM's Common Stock to any five key employees of WFM (a total of 50,000 shares), at no cost to such employees, which shares vest after five years. Also, if an employee purchases WFM's Common Stock at $1.25 per share, then WFM's President may grant up to 10,000 matching shares of WFM's Common Stock to any five key employees of WFM (a total of 50,000 shares), at no cost to such employees, which shares vest after a five year period. All of such grant shares and matching shares are subject to being repurchased by WFM for nominal consideration if the applicable employment relationship is terminated (the "Non-Qualified Stock Option Plan").

  Indemnification Arrangements

  WFM's Restated and Amended Articles of Incorporation and Bylaws provide that WFM shall indemnify all directors and officers of WFM to the fullest extent permitted by the Kansas general corporation code. Under such provisions, any director or officer, who in his capacity as such, is made or threatened to be made, a party to any suit or proceeding, shall be indemnified if it is determined that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of WFM. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of WFM pursuant to the foregoing provisions, or otherwise, WFM has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

  Employees

  The current feed mill operation employs thirteen employees during the summer months and fifteen employees during the winter months. The four sales and marketing employees are compensated on a salary basis. WFM believes that the City of Cedar Vale and the surrounding area will continue to provide a sufficient labor supply. Upon the successful completion of this Offering, WFM anticipates hiring a full-time chief financial officer.

  WFM does not anticipate hiring additional feed mill employees upon completion of the development of the dairy operation. However, WFM anticipates that it will initially employ approximately eight to ten additional people for the dairy operation. When it is fully operational, the dairy operation will employ approximately 32 people.

                              PRINCIPAL STOCKHOLDERS

The following table represents certain information as of December 31, 2002, on a historical basis and as adjusted to reflect the sale of Shares offered hereby (assuming that both the minimum and the maximum subscription is attained) with respect to the beneficial ownership of Common Stock by (i) each director of WFM, (ii) each executive officer of WFM, (iii) each person known by WFM to own beneficially five percent (5%) or more of the Common Stock before this Offering, and (iv) all directors, executive officers and five percent shareholders of WFM as a group. Unless otherwise noted, the persons listed below have sole voting and investment power with respect to such shares.




                           Number of
                            Shares                     Percentage Beneficially
                          Beneficially                     Owned After the
                            Owned       Before Offering  Offering of Shares 3

                                                       Minimum      Maximum

                                                       23,342,596   40,842,596

Fred W. Raybourn             626,664        10.7%         2.7%         1.5%
801 North A Street
Arkansas City, Kansas 67005

Donald E. Lehman
109 E. Main
Gardner, Kansas 66030        618,664        10.6%         2.7%         1.5%

T.E. "Gene" Branscum
9 Lake Park Drive
Winfield, Kansas 67156       440,000         7.5%         1.9%         1.1%

C.G. Delozier
Rural Route 3, Box 4A
Chelsea, Oklahoma 74016      586,664        10.0%         2.5%         1.4%

E.C. Peper
Rural Route 1, Box 98
Adair, Oklahoma 74330        626,664        10.7%         2.7%         1.50

Joe Donohue
Box 177
Greeley, Kansas 66033        140,000         2.4%         0.5%         0.3%

Ashok and Jasu Shah
3201 Regency Drive
Independence, Kansas 67301   492,664         8.4%         2.1%         1.2%




3 The percentage beneficially owned by officers, directors and affiliates in this section of the table assumes that none of such persons purchase additional shares in the offering. In fact, these persons may purchase additional shares in the offering which would make the percentages inaccurate.


                                    31



Don Ryan (Oro Holdings)      320,000         5.5%         1.4%          .8%

All directors and executive
persons, as a group        3,851,320        65.9%        16.5%         9.3%



                  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

WFM sells feed products to entities affiliated with E.C. Peper and T.E.
"Gene" Branscum. Both are shareholders and Directors of WFM. These feed sales amounted to less than four percent of WFM's total feed sales (approximately $94,000) during 2001. WFM sold this feed at its current,retail list price and without any discount. Since then Peper has ceased doing business in the cattle business and no longer buys feed from WFM.


  WFM is also currently obligated on a note owed to Fred Raybourn, CEO, shareholder and Chairman of the Board of Directors. The note accrues interest at 5.5%. As of December 31, 2002 the principal and accrued interest on the note was $417,248. The note represents the amount of deferred compensation owed Mr. Raybourn for years 1991 through 2002. The note is an unsecured demand note. Mr. Raybourn verbally has agreed not to demand payment before February 1, 2004, except in case of death or termination.
(See Notes to Financial Statements, Note 3).



                             DESCRIPTION OF SECURITIES

  WFM is authorized to issue Fifty Million (50,000,000) shares of Common Stock and Thirty Million (30,000,000) shares of Preferred Stock. Prior to this Offering WFM has 5,842,596 shares of Common Stock, no par value, issued and outstanding. It has not issued any shares of Preferred Stock. If the minimum subscription of 17,000,000 shares is attained, 23,342,596 shares will be issued and outstanding. If the maximum subscription of 35,000,000 is attained, 40,842,596 shares will be issued and outstanding.

  Common Stock

  Holders of Common Stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of stockholders. Cumulative voting of shares of Common or Preferred Stock is not allowed. Accordingly, holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. Upon the consummation of this Offering, WFM's officers and directors will beneficially own approximately 16.5% of the outstanding shares if the minimum number of Shares is sold and approximately 9.3% of the outstanding shares if the maximum number of Shares is sold.

  Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. See "Dividend Policy." Upon the liquidation, dissolution or winding up of WFM, the holders of Common Stock, are entitled to receive ratably the net assets of WFM available after payment of all debts and other liabilities. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

  WFM's Articles of Incorporation authorize the board of directors to issue preferred stock without a vote of the common shareholders. To date, no preferred shares have been issued. WFM represents that it will not offer preferred stocks to promoters [as defined by the North American Securities Administrators Association, Inc. ("NASAA") Statement of Policy Regarding Corporate Securities Definitions - adopted April 12, 1997] except on the same terms as it is offered to all other existing shareholders or to new shareholders; unless the issuance of preferred stock is approved by a majority of WFM's Independent Directors [as defined by NASAA Statements of Policy Regarding Corporate Securities Definitions] who do not have an interest in the transaction and who have access at WFM's expense, to WFM or independent legal counsel.

  Certain Anti-Takeover Matters

  WFM's Restated and Amended Articles of Incorporation provide that directors may be removed from office, but only for cause and that any action taken by stockholders to remove one or more directors for cause may only be taken by the affirmative vote of the holders of at least two-thirds of the stockholders at a meeting called for such purpose. However, if the Company's Board of Directors, by an affirmative vote of at least two-thirds of all members of the Board of Directors then in office, recommends removal of a director or directors to the stockholders, such removal may be effected by the affirmative vote of a majority of the stockholders at a meeting of the stockholders called for that purpose. Likewise, the Company's Restated and Amended Articles of Incorporation provide that any action taken by the stockholders to amend, alter, change or repeal the Restated and Amended Articles of Incorporation be approved by the affirmative vote of at least two-thirds of all stockholders provided, however, that if the Board of Directors, by an affirmative vote of at least two-thirds of all members of the Board of Directors then in office, recommends the advisability of the amendment, such amendment may be effected by a majority vote of the stockholders. The Company's Bylaws may be adopted, amended or repealed by a two-thirds vote of (i) the stockholders, or (ii) the full Board of Directors.

  WFM's Restated and Amended Articles of Incorporation require, in addition to any vote required by law or agreement, the affirmative vote by at least two-thirds of either (i) the outstanding shares of the "voting stock" (as defined therein), or (ii) the Board of Directors, in order to approve, authorize, adopt or consummate by the Company and any of its subsidiaries, if any, any "business combination" (as defined therein) with a "related person" (as defined therein). A "business combination" includes (i) any merger or consolidation with a "related person," (ii) any transfer of a substantial part (20%) of the assets of the Company to or with a "related person," (iii) any transfer of a substantial part (20%) of the assets of a "related person" to or with the Company, (iv) the issuance of any securities of the Company to a "related person," (v) certain reclassifications and recapitalizations, (vi) any partial or complete liquidation, spin-off, split off, or split up or similar transaction of the Company involving a related person, and (vii) any transaction, event, agreement, contract, commitment or other arrangement that provides for, is intended to or is likely to have an effect similar to the above. A "related person" includes, but is not limited to, any person that owns or is the beneficial owner of 5% or more of the outstanding shares of the Company's voting stock. A "related person's" voting stock is excluded from the calculation of such stockholder votes.

  Limitation on Liability

  As authorized by the Kansas General Corporation Code, WFM's Restated and Amended Articles of Incorporation provide that WFM's directors will have no personal liability to WFM or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision has no effect on director liability for (i) a breach of the directors' duty of loyalty to WFM or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of certain unlawful dividends or unlawful stock purchases or redemptions,
(iv) any transaction from which a director derives an improper personal benefit, or (v) an act or omission for which the liability or a director is expressly provided by an applicable statute.

  Limited Transferability and Lack of Marketability

  There is no public market for the Shares and there can be no assurance that a market will develop or that purchasers will be able to resell their Shares at the offering price or any other price. Holders of the Shares should assume that it will be difficult to liquidate their investment and that if they try to do so, the price and/or other terms of any such liquidation may be unsatisfactory. Accordingly, for the aforesaid reasons and others set forth herein, the Shares should be purchased for long-term investment purposes only.

  There are a total of forty-one (41) shareholders who hold the aggregate 5,842,596 shares of common stock. Of this number, thirty-three (33) shareholders, who hold in the aggregate 1,999,276 shares as non-affiliates, are free to sell those shares without restriction under Rule 144(k) of the Securities Act. The remaining eight (8) shareholders, who hold in the aggregate 3,051,320 shares, are affiliates and would be eligible to sell shares under Rule 144 subject to compliance with all the requirements of that rule including the availability of current public information required under Rule 144(c) and compliance with the volume limitations of Rule 144(e).

  Because WFM's shares will sell for a price of less than five dollars and will not be listed or any national exchange or other public market, the shares may be "penny stocks" as defined under the Securities Exchange Act of 1934 (the '34 Act"). Penny stocks sold by a broker-dealer are subject to special requirements unless exempt under Rule 15g-1 of the '34 Act. Unless exempt, it is unlawful for a broker-dealer to effect a transaction in a penny stock unless prior to effecting the transaction the broker-dealer delivers a disclosure document to the customer providing the information set forth in
Schedule 15G (Rule 15g-2); discloses to the customer the inside bid and ask quotation for the shares (Rule 15g-3); discloses to the customer the aggregate amount of compensation to be received by the broker-dealer on the transaction (Rule 15g-4); discloses to the customer the aggregate amount of compensation to be received by any associated person of the broker-dealer on the transaction (Rule 15g-5); and the broker-dealer has received certain specified information from the customer on a form signed by the customer and has reviewed and determined the transaction is suitable (Rule 15g-9). Also, unless exempt, a broker-dealer is required to provide certain information in the monthly account statements to the customer on price determinations and market and price information (Rule 15g-6).

  The penny stock rules impose onerous compliance requirements on broker-dealers selling penny stocks which make the sale of such securities more difficult and burdensome. WFM believes that any broker-dealer engaged to sell its shares will be exempt from these requirements under Rule 15g-1. However, there is no guarantee that this determination will prevail.

  WFM intends to create shareholder value and liquidity by becoming a publicly traded company as soon as its operating strategy and market conditions allow. WFM will consider all appropriate avenues to accomplish this goal.


                             TERMS OF THE OFFERING

  The Offering

  This Offering is being conducted on a best efforts basis directly by WFM management and also by Carey, Thomas, Hoover & Breault, a registered broker-dealer and NASD member firm, as exclusive selling agent. Under the terms of this Offering an aggregate of at least 17,500,000 Shares of Common Stock must be purchased, if any are purchased, by Investors at an offering price of $0.40 per Share. Up to a maximum of 35,000,000 Shares of Common Stock may be sold by WFM in the offering described in this document. WFM does not anticipate that there will be any public market for the Shares and/or the underlying securities. Consequently, the Investors may not be able to liquidate their investments in the event of a personal emergency or for any other reason. See "Risk Factors - Restrictions on Transfer and Lack of Marketability." Each potential Investor must subscribe for at least 125,000 Shares for an aggregate purchase price of $50,000. Upon payment of the subscription price, the Shares will be deemed to be fully paid and non-assessable. See "Description of Securities." Subscriptions are payable in full upon execution of the Subscription Agreement attached to this Prospectus. Investors will receive certificates representing their respective stock ownership in WFM within 30 days of the closing of this Offering.

Under the terms of the Escrow Agreement, funds will not be released from escrow until and unless WFM receives subscriptions for the minimum offering amount and also obtaines a binding commitment for debt financing to fund the balance of the project cost beyond equity raised by this Offering. If these conditions are not met, investor's funds will be returned without interest.

  Fred Raybourn, the President and Chairman of the Board of Directors, will be the person in management who will offer and sell the shares. Mr. Raybourn is not registered as a broker-dealer and will rely on Rule 3a4-1 under the Securities Exchange Act of 1934. He will not be paid any commissions in connection with any sales, has no relationship with any broker-dealer, and will not be deemed a broker-dealer by virtue of compliance with the conditions stated in that rule.

  Changes in any material terms of this offering after the registration statement becomes effective will terminate the original offer and any subscribers would then be entitled to a refund. Material changes include the extension of the offering period beyond the 180 days currently contemplated, a change in the offering price, a change in the minimum purchase amount, a change in the minimum amount of proceeds required to release funds from escrow or a change in the application of proceeds.

  Existing shareholders and other affiliates of WFM may participate in this offering on the same terms and conditions as anyone else and may purchase shares in order to reach the minimum sales amount required to release funds from escrow. There is no limit on the amount of shares these affiliates may purchase, which could result in affiliates gaining additional control over WFM and its policies and decisions. The stock so purchased will be for investment and not for resale.

  WFM also reserves the right, in its sole discretion, (i) to refuse to accept a subscription from any person, in whole or in part, for any reason or for no reason, at any time, (ii) to allot any potential Investor fewer than the total number of Shares for which he has subscribed and (iii) to allow any subscriber to subscribe for less than the minimum individual investment described elsewhere in this document. This Offering will commence on _______________, or as soon as practicable after the Securities and Exchange Commission declares our registration statement effective and will terminate on _______________, unless extended by WFM to a date thereafter, but in no event later than _________________, an additional 90 days. WFM may extend this Offering if it has not then received subscriptions for the minimum amount of the offering ($7,000,000) or if WFM decides it is in its best interests to raise more than the minimum amount of this Offering. Investors will be notified of the extension by written notice thereof sent by U.S. mail, postage prepaid.


  Plan of Distribution

  The Shares are being offered and sold on a best efforts basis directly by WFM management and also by Carey, Thomas, Hoover & Breault ("CTHB") as exclusive selling agents. CHTB is a registered broker-dealer and NASD member firm with its principal offices located at 8080 East Central, Suite 200, Wichita, Kansas 67206. In December of 2002 the firm entered into a Selling Agent Agreement with WFM. Under the terms of this agreement, CTHB will be paid a 2% commission on all aggregate offering proceeds raised plus an additional 8% commission on shares it directly sells, provided that the total commissions paid shall in no event exceed 8% of the total offering proceeds
raised.    It is not possible to know in advance how many shares will be sold
by CTHB and will be subject to this commission.   Accordingly, WFM has adopted
the most conservative method of projecting the underwriting commission expense by calculating it as 8% of the entire offering amount. On this basis the proceeds to WFM after this commission expense will be $6,440,000 if WFM sells the minimum offering amount and $12,880,000 if it sells the maximum offering amount. It is probable actual commissions paid will be less than the amount stated and net proceeds to WFM will be greater than the amount stated. Under the terms of the Selling Agent Agreement, WFM has agreed to indemnify CHTB or any control person of CHTB against any liability arising under the Securities Act of 1933.


  Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses WFM expects to pay in connection with the sale of shares being registered. All amounts are estimates except the SEC registration fee.


        SEC registration fee                          $  1,288.00
        Blue Sky registration fees                    $  3,500.00
        Legal fees and expenses                       $ 45,000.00

        Accounting fees and expenses                  $ 15,000.00

        Printing and distribution expenses            $  6,000.00
        Advertising                                   $      -0-
        Miscellaneous expenses                        $  3,000.00


  How to Subscribe

  A "Subscription Agreement," must be completed in full, signed and returned to WFM. Completion of this document and proper signatures thereon is essential prior to any sale of the Shares to potential Investors. These documents must be returned to WFM together with full payment of the subscription price for the Shares to be purchased on or before _________________, after this offering is commenced, or later, if extended by WFM. Payment instruments must be made payable to "Western Feed Mills, Inc. Escrow Account." The escrow account will be maintained by U.S. Bank National Association. Within a reasonable time after the minimum subscription has been attained and any time thereafter the subscription funds will be released from the escrow account by U.S. Bank National Association to WFM.
If this Offering is closed without reaching the minimum offering amount, the escrow agent shall promptly return each investor's funds, without interest, but in no event later than seven (7) days after closing.


  Determination of the Offering Price

  The offering price was determined by assigning a value to existing shares, considering a previous appraisal on the value of the existing feed mill facility of $1.8 million, and adding to that management's estimate of the value of other assets including accounts receivables, trucks, inventory and cash ($500,000). This amount, $2.3 million, was then divided by the outstanding number of shares, 5,842,596, which yielded an approximation of the total value of current assets per share without consideration of liabilities or the effects of this Offering. This valuation methodology is to some extent arbitrary.

                             INDEPENDENT AUDITORS

  The financial statements of Western Feed Mills, Inc. for each of the years in the period ended December 31, 2001 and December 31, 2002, appearing in this Prospectus have been audited by Varney & Associates, PA of Manhattan, Kansas, independent auditors, as stated in their report appearing herein.




                                  LITIGATION

  On December 27, 2000 WFM and its Chief Executive Officer, Fred W. Raybourn, consented to the issuance of a Cease and Desist Order ("Consent Order") by the Kansas Securities Commissioner ("Commissioner"). The Commissioner alleged that WFM sold common stock in violation of the registration provisions of the Kansas Securities Act ("Act"). At issue were seven sales which occurred between April and December of 1997.
WFM believed the sales were allowed under an exemption provided in the Act. The availability of the exemption turned on a question of compensation paid certain individuals in part for the referral of the purchasers to WFM. It was also alleged that Respondents were not duly registered as agents or broker-dealers under the Act and that misrepresentations or omissions were made in violation of the Act.


  WFM agreed to a Consent Order, without admitting or denying the Commissioner's allegation, to avoid the expense and time-consuming diversion which litigation would have entailed. Under the terms of the Consent Order WFM and Mr. Raybourn were each fined $2,500 and were ordered to refrain from any violations of the Act. This Consent Order finally resolved the matters raised by the Commissioner?s administrative inquiry.

  WFM is not involved in any other material litigation nor aware of any such litigation that is threatened as of the date of this Prospectus.


                                 LEGAL MATTERS

  Certain legal matters in connection with the Offering will be passed upon for WFM by Morris, Laing, Evans, Brock & Kennedy, Chartered, offices in Wichita, Kansas and Topeka, Kansas.

                            ADDITIONAL INFORMATION

  WFM will make available to potential Investors and their advisors any non-confidential or nonproprietary materials or information available to WFM and will answer all inquiries from potential Investors and their advisors of a non-proprietary nature concerning the proposed operation of WFM, its management, and any other matter relating to the business and assets of WFM, this Offering and the sale of the Shares. WFM is not currently required to deliver annual reports to shareholders, but will voluntarily send annual reports to shareholders which will include audited financial statements.
WFM and its management will also afford potential Investors and their advisors the opportunity to obtain any additional information, other than proprietary information, necessary to verify the accuracy of any information set forth in this Prospectus, to the extent WFM or its management possess such information or can acquire it without unreasonable effort or expense. In order to obtain any additional information, please contact WFM at:


                           Western Feed Mills, Inc.
                         Fred W. Raybourn, President
                           Route 1, Sale Barn Road
                                P.O. Box 596
                           Cedar Vale, Kansas 67024
                               (316) 758-2283
                             Fax (316) 758-2286

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.  Indemnification of Directors and Officers

  Under WFM's Restated and Amended Articles of Incorporation and Bylaws,
WFM shall indemnify, to the fullest extent permitted under applicable law, any person who was or is made party to any threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of WFM.

  Furthermore, the Restated and Amended Articles of Incorporation and Bylaws provide that a director of WFM shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under applicable law as it presently exists or as subsequently amended.

  Generally, Kansas law permits indemnification of a director or officer's expenses, (including attorney's fees) fines, judgment and amounts paid in settlement, if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and with respect to any criminal action or proceeding had no cause to believe the conduct was unlawful.

  Any repeal or amendment of WFM's Articles of Organization or Bylaws shall be prospective only and shall not adversely affect any right to indemnification by an officer or director existing at the time of such repeal or amendment.

Item 25.  Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses we expect to pay in connection with the sale of capital units being registered. No underwriting fees or commissions are being paid. All amounts are estimates except the SEC registration fee.


Underwriting Commissions (minimum offering amount)       $   560,000.00
Underwriting Commissions (maximum offering amount)       $ 1,120,000.00
SEC registration fee                                     $     1,288.00
Blue Sky registration fees (estimated)                   $     3,500.00
Legal fees and expenses                                  $    45,000.00

Accounting fees and expenses                             $    15,000.00

Printing and distribution fees                           $     6,000.00
Advertising                                              $       -0-
Miscellaneous expenses                                   $     3,000.00


Item 26.  Recent Sales of Unregistered Securities

  Since January of 1999, WFM has sold shares of common stock which were not registered under the Securities Act of 1933. These shares were sold for cash at the price of $1.25 per share. These securities were sold directly by WFM without the payment of any underwriting discounts or commissions.
The following is a listing of the names of the purchasers of the securities, the amount of shares purchased, cash consideration received and the date of sale.



Title                                  No. of Shares     Date      Price
Central Transportation, Inc.               20,000       5/27/99    $25,000
South Kansas & Oklahoma RR, Inc.           20,000       5/27/99    $25,000



  Each of the foregoing sales was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2), as transactions by an issuer not involving a public offering. The purchasers in each such transaction purchased with investment intent and not with a view to resale or distribution. All purchasers had adequate access through their relationships with WFM, to information concerning WFM.

Item 27.  Exhibits

	1.1	Underwriting Agreement

	3.1	Articles of Organization

	3.2	Bylaws

	5.1	Opinion of Morris, Laing, Evans, Brock & Kennedy, Chartered

        10.1    Stock Option Plan dated September 1, 1994

	10.2	Restated Employment Agreement with Fred Raybourn signed
                January 1, 1994

	10.3	Subscription Agreement

	10.4	Escrow Agreement

	10.5	Indication of Interest in Debt Financing - U.S. Bank National
                Association

	10.6	Indication of Interest in Debt Financing - Metropolitan Life
                Insurance Company

	10.7	Indication of Interest in Debt Financing - Farm Credit of
                Southwest Kansas, ACA

	23.1	Consent of Morris, Laing, Evans, Brock & Kennedy, Chartered

	23.2	Consent of Varney & Associates, CPA's, LLC

Item 28.  Undertakings

    (a)     The undersigned issuer will:

1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

    i. Include any prospectus required by Section 10(a)(3) of the Securities Act;

   ii. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

  iii. Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

    (b)  Not applicable.

    (c)  Not applicable.

    (d)  Not applicable.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

    In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned issuer of expenses incurred or paid by a director, officer or controlling person of the undersigned issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cedarvale, State of Kansas on __________________, 2003.


                                           WESTERN FEED MILLS, INC.

                                           By:________________________________
                                              Fred W. Raybourn, President


  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities indicated on the dates stated


Signature                             Date      Title

________________________________      _______   President, Chief Executive
Fred W. Raybourn                                  Officer, Chief Financial
                                                  Officer Comptroller, Chairman
                                                  of the Board of Directors


________________________________      _______   Director
T.E. Branscum

________________________________      _______   Director
E.C. Peper

________________________________      _______   Director
Joe C. Donahue

________________________________      _______   Director
Ashok Shah, M.D.

________________________________      _______   Director
Don Ryan

                               EXHIBIT INDEX

EXHIBIT
NUMBER  DESCRIPTION

	1.1	Underwriting Agreement

	3.1	Articles of Organization

	3.2	Bylaws

	5.1	Opinion of Morris, Laing, Evans, Brock & Kennedy, Chartered

	10.1	Stock Option Plan dated September 1, 1994

	10.2	Restated Employment Agreement with Fred Raybourn signed
                January 1, 1994

	10.3	Subscription Agreement

	10.4	Escrow Agreement

	10.5	Indication of Interest in Debt Financing - U.S. Bank
                National Association

	10.6	Indication of Interest in Debt Financing - Metropolitan Life
                Insurance Company

	10.7	Indication of Interest in Debt Financing - Farm Credit of
                Southwest Kansas, ACA

	23.1	Consent of Morris, Laing, Evans, Brock & Kennedy, Chartered

	23.2	Consent of Varney & Associates, CPA's, LLC

                           WESTERN FEED MILLS, INC.

                              Cedar Vale, Kansas

                             FINANCIAL STATEMENTS
                                     WITH
                    REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

                          December 31, 2002 and 2001

                                  APPENDIX A








                        VARNEY & ASSOCIATES, CPAs, LLC
                               Manhattan, Kansas

January 28, 2003




To the Board of Directors
Western Feed Mills, Inc.
Cedar Vale, Kansas


                         INDEPENDENT AUDITORS' REPORT


We have audited the accompanying balance sheets of Western Feed Mills, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Feed Mills, Inc. as of December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



                                           /s/Varney & Associates, CPAs, LLC


Certified Public Accountants
Manhattan, Kansas


                            WESTERN FEED MILLS, INC.
                               Cedar Vale, Kansas
                                 BALANCE SHEETS
                                  December 31,


                                                       2002          2001
                                    ASSETS

Current Assets
 Cash and cash equivalents                          $    36,245   $    66,241
 Trade receivables                                      194,994       109,692
 Payroll tax receivable                                   2,906             -
 Inventories                                            120,969       124,799
  Total Current Assets                              $   355,114   $   300,732

Property and Equipment
 Land                                               $    34,000   $    34,000
 Buildings and grain bins                               609,139       573,452
 Machinery and equipment                                947,396       943,373
 Automobiles and trucks                                 424,998       390,998
 Office furniture and fixtures                           89,216        88,236
  Subtotal                                          $ 2,104,749   $ 2,030,059
 Less:  Accumulated depreciation                      1,460,575     1,367,969
  Total Property and Equipment                      $   644,174   $   662,090

Other Assets
 Deposits                                           $    10,000   $    10,000

   TOTAL ASSETS                                     $ 1,009,288   $   972,822


LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Accounts payable                                   $    13,400   $    21,452
 Accrued expenses                                         5,088         3,921
 Payroll tax payable                                      1,259             -
 Sales tax payable                                          178             -
 Customer deposits on orders                             54,131        13,194
 Current maturities of long-term liabilities             47,857        58,919
  Total Current Liabilities                         $   121,913   $    97,486

Long-Term Liabilities
 Long-term liabilities, less current maturities     $   604,391   $   672,045

  TOTAL LIABILITIES                                 $   726,304   $   769,531

Stockholders' Equity
 Preferred stock, no par value; 30,000,000 shares
   authorized in 2002 and 2001; 0 issued            $         -   $         -
 Common stock, no par value; 50,000,000 shares
   authorized in 2002 and 2001; 5,842,596 issued
   in 2002 and 2001                                   2,665,595     2,665,595
 Accumulated (deficit)                               (2,382,611)   (2,462,304)

  TOTAL STOCKHOLDERS' EQUITY                        $   282,984   $   203,291

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $ 1,009,288   $   972,822




The accompanying notes are an integral part of these financial statements.


                          WESTERN FEED MILLS, INC.
                            Cedar Vale, Kansas
                          STATEMENTS OF OPERATIONS
                      For The Years Ended December 31,


                                                      2002           2001

NET SALES                                        $  2,948,185   $  2,659,871

  Cost of Sales                                     2,167,325      2,014,370

  Gross Profit                                   $    780,860   $    645,501

OPERATING EXPENSES
 Delivery                                        $    149,344   $    143,894
 Depreciation                                          56,930         45,804
 Selling                                              109,770        113,304
 General and administrative                           351,135        294,451
  Total Operating Expenses                       $    667,179   $    597,453

OPERATING INCOME                                 $    113,681   $     48,048

OTHER EXPENSES (INCOME)
 Interest                                        $     33,988   $     49,668
 Gain on disposition of equipment                           -         (5,436)
  Total Other Expenses                           $     33,988   $     44,232

NET INCOME                                       $     79,693   $      3,816
 Other comprehensive income                                 -              -

COMPREHENSIVE INCOME                             $     79,693   $      3,816


Basic earnings per common share                  $       0.01   $          -




The accompanying notes are an integral part of these financial statements.



                          WESTERN FEED MILLS, INC.
                            Cedar Vale, Kansas
                    STATEMENTS OF STOCKHOLDERS' EQUITY
                For The Years Ended December 31, 2002 and 2001


                                 Common Stock
                              Number
                             of Shares             Accumulated
                           Outstanding   Amount     (Deficit)       Total

Balance-December 31, 2000   5,842,596  $ 2,665,595  $(2,466,120)  $ 199,475

 Net income                         -            -        3,816       3,816

Balance-December 31, 2001   5,842,596  $ 2,665,595   (2,462,304)  $ 203,291

 Net income                         -            -       79,693      79,693

Balance-December 31, 2002   5,842,596  $ 2,665,595  $(2,382,611)  $ 282,984




The accompanying notes are an integral part of these financial statements.



                          WESTERN FEED MILLS, INC.
                             Cedar Vale, Kansas
                          STATEMENTS OF CASH FLOWS
                      For The Years Ended December 31,


                                                         2002         2001

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                           $   79,693   $    3,816
 Adjustments to reconcile net income to net cash
  provided by operating activities
   Depreciation expense                               $   92,606   $   83,264
   (Gain) loss on disposition of equipment                     -       (5,436)
   Change in assets and liabilities
    (Increase) decrease in trade receivables             (85,302)      44,265
    (Increase) decrease in payroll tax receivable         (2,906)           -
    (Increase) decrease in inventories                     3,830         (874)
    Increase (decrease) in accounts payable               (8,052)     (27,184)
    Increase (decrease) in accrued expenses                1,167            -
    Increase (decrease) in payroll tax payable             1,259            -
    Increase (decrease) in sales tax payable                 178       (3,969)
    Increase (decrease) in customer deposits on
     orders                                               40,937       (8,794)
     Total Adjustments                                $   43,717   $   81,272

NET CASH PROVIDED BY OPERATING ACTIVITIES             $  123,410   $   85,088

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of property and equipment                   $  (74,690)  $ (157,990)
 Proceeds from sale of equipment                               -        8,000
  Net Cash Used in Investing Activities               $  (74,690)  $ (149,990)

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in deferred compensation                    $   18,102   $   26,331
 Proceeds from long-term debt                                  -      335,000
 Principal payments on long-term debt                    (96,818)    (238,732)
  Net Cash (Used in) Provided by Financing Activit    $  (78,716)  $  122,599

NET INCREASE IN CASH AND EQUIVALENTS                  $  (29,996)  $   57,697

CASH AND EQUIVALENTS - BEGINNING                          66,241        8,544

CASH AND EQUIVALENTS - ENDING                         $   36,245   $   66,241


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Cash payments for interest                           $   33,988   $   23,241


DISCLOSURE OF ACCOUNTING POLICY
 For purposes of the statement of cash flows, the Company considers cash and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.




The accompanying notes are an integral part of these financial statements.

                          WESTERN FEED MILLS, INC.
                            Cedar Vale, Kansas
                       NOTES TO FINANCIAL STATEMENTS
                         December 31, 2002 and 2001


Note 1:  Nature of Business and Significant Accounting Policies

Nature of Business

  The Company is engaged in the manufacturing and sale of livestock feed. Sales are primarily to customers in the agribusiness industry in Kansas and Oklahoma. The Company's sales are seasonal with approximately 75% of sales delivered in the first and last quarters of the year. The Company's sales and cost of sales are dependent on commodity prices.


Significant Accounting Policies

  Accounting Estimates and Assumptions

  The preparation of financial statements, in conformity with accounting principles generally accepted in the United State of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  Revenue Recognition

  Sales are recorded when the customer picks up feed at the feed mill or feed is delivered to the customer.


  Earnings Per Common Share

  Basic earnings per common share (EPS) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The weighted-average number of common shares outstanding for computing basic EPS was 5,842,596 for both years ended December 31, 2002 and 2001. There were no potentially dilutive securities at December 31, 2002 or 2001.


  Inventories

  Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventory costs include raw materials, direct labor, and direct overhead. Direct labor costs include payroll, payroll taxes, and fringe benefits of employees directly related to the production of inventories. Direct overhead includes all cost directly associated with the operation of the feed mill used for the production of inventories.


  Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the following estimated useful lives:


                                                                   Years

    Buildings and grain bins                                         25
    Machinery and equipment                                          12
    Automobiles and trucks                                         3 - 7
    Office furniture and fixtures                                    7



                          WESTERN FEED MILLS, INC.
                             Cedar Vale, Kansas
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                         December 31, 2002 and 2001


Note 1:  Nature of Business and Significant Accounting Policies (Continued)

 Significant Accounting Policies (Continued)

  Accounting for the Impairment or Disposal of Long-Lived Assets

  The Company's policy is to recognize an impairment loss if the carrying amount of a long-lived asset to be disposed of is not recoverable from its undiscounted cash flows. The impairment loss will be measured by the difference between the carrying amount and the fair value of the

  Fair value is based on an estimated amount that would be obtainable in the marketplace over a reasonable period of time.

  Management reviews the status of long-lived and assesses for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.


  Income Taxes

  Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of manangement, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.


Note 2:  Inventories

 Inventories at December 31 were composed of the following:


                                                          2002        2001

  Commercial feed ingredients                         $   53,486  $   91,690
  Manufactured commercial feeds                           67,483      33,109

                                                      $  120,969  $  124,799


Note 3:  Pledged Assets and Long-Term Liabilities

 The Company's long-term liabilities consisted of the following at December 31,:

                                                          2002        2001

   Note payable to a bank, due in monthly
   installments of $1,060, including interest
   at 9.5% through November 2003.  The note is
   collateralized by two vehicles.  This note
   was paid off in 2002.                              $        -  $   21,818


   Note payable to a bank, due in semi-annual
   installments of $23,929, plus variable rate
   interest at LIBOR plus 3% due quarterly.
   The note is collateralized by the general
   assets of the Company and contain loan
   covenants disclosed below.                            235,000     310,000



   Deferred compensation payable to an officer
   and shareholder of the Corporation with an
   agreement to not demand payment before 2004,
   except in the case of death or termination.
   This carries a 5.5% interest rate and is
   unsecured.                                            417,248     399,146
                                                      $  652,248  $  730,964
   Less:  Current maturities                              47,857      58,919

     Total                                            $  604,391  $  672,045



                            WESTERN FEED MILLS, INC.
                               Cedar Vale, Kansas
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          December 31, 2002 and 2001


Note 3:  Pledged Assets and Long-Term Liabilities (Continued)

The note payable to the bank contains the following loan covenants:

  1. The Company will not incur additional indebtedness of more than $25,000 without prior approval from the bank.

  2. The Company will not merge with another entity without prior approval from the bank.

  3.  The Company will maintain adequate liability and property insurance.

  4. The Company will maintain a Fixed Charge Coverage Ratio of net less than 1 to 1.

  5. The Company will not make any advances or loans to affiliated persons or entities.


Failure to meet these covenants could result in foreclosure proceedings or the covenant could be waived.

The Company was in compliance with all loan covenants at December 31, 2002 and 2001.

Aggregate maturities of long-term liabilities are as follows at December 31,:


                                                          2002        2001

  Year ending December 31,
   2002                                               $       -   $  58,918
   2003                                                  47,857      58,614
   2004                                                  47,857      47,857
   2005                                                  47,857      47,857
   2006                                                  91,429     118,572
   After                                                417,248     399,146

    Total                                             $ 652,248   $ 730,964



Note 4:  Income Taxes

A reconciliation of income taxes computed at the United States federal statutory income tax rate (15% to 34%) to the provision (benefit) for income taxes reflected in the Statements of Operations for the years ended
December 31, 2002 and 2001 is as follows:


                                                          2002        2001

  Provision for income taxes at United States
   federal statutory rate                             $  13,909   $     549
  State and local income taxes                            4,224         153
  Use of net operating losses carried forward           (18,133)       (702)

   Income Taxes                                       $       -   $       -


                           WESTERN FEED MILLS, INC.
                             Cedar Vale, Kansas
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                         December 31, 2002 and 2001


Note 4:  Income Taxes (Continued)
 Deferred tax assets and liabilities consist of the following components as of December 31,:


                                                          2002        2001
  Deferred Tax Assets

  Net operating loss carryforwards                      $ 305,000   $ 339,000
  Less:  Valuation allowance                              267,000     270,000
                                                        $  38,000   $  69,000
  Deferred tax liability, property and equipment deprec    38,000      69,000
   Net Deferred Tax                                     $       -   $       -


At December 31, 2002 and 2001, net operating loss carryforwards of approximately $762,000 and $847,000, respectively, expire for tax purposes during the years ending December 31, 2006 through 2020. Federal and State statutory tax rates total approximately 40%; however, the Company has not previously incurred Federal or State income taxes.


Note 5:  Commitment

During the years ended December 31, 2002 and 2001, the Company entered into contracts with certain vendors to purchase a set amount of commodities at a set price during the following year. The Company also entered into offsetting contracts with certain customers to sell a set amount of related products during the following year. The Company considers these normal purchases and normal sales and does not use hedging instruments.


Note 6:  Related Party Transactions

The balance sheets include the related party transactions detailed in Note 3. The statements of operations include the following approximate amounts of income and expenses with related parties for the years ended December 31:


                                                          2002        2001
  Sales of livestock feed                              $  95,252   $  75,055
  Interest expense                                        18,102      36,009


Note 7:  Deferred Compensation

The employment agreement with the Corporation's President, originally entered into January 1, 1994, was restated and adopted by the Board of Directors of Western Feed Mills, Inc. on May 19, 2000. This agreement restates its intent to allow the President to defer a portion of his compensation and to defer interest on the unpaid amount at the rate of 8% per year. The 8% rate was in effect through December 31, 2001. It was agreed that the interest rate be changed to 5.5% effective January 1, 2002. The deferred amount is unsecured. None of the President's compensation was deferred for the years ended December 31, 2002 and 2001. The President has verbally agreed to not demand payment before February 1, 2004.

                           WESTERN FEED MILLS, INC.
                              Cedar Vale, Kansas
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          December 31, 2002 and 2001


Note 8:  Impact of Recently Issued Accounting Standards

Management has reviewed recently issued Financial Accounting Standards including the following:

  FASB 141:  Business Combinations
  FASB 142:  Goodwill and Other Intangible Assets
  FASB 144:  Accounting for the Impairment or Disposal of Long-Lived Assets

Management believes the adoption of these standards will not have a material effect on the Company's financial position and results of operations.

                           WESTERN FEED MILLS, INC.

                             Cedar Vale, Kansas

                       STATEMENTS OF FORECASTED INCOME

                         December 31, 2003 and 2004

                                 APPENDIX B




                        VARNEY & ASSOCIATES, CPAs, LLC
                              Manhattan, Kansas

October 28, 2002



To the Board of Directors
Western Feed Mills, Inc.
Cedar Vale, Kansas


                        INDEPENDENT ACCOUNTANTS' REPORT




We have examined the accompanying statements of forecasted income and significant changes in financial position of Western Feed Mills, Inc. for the years ending December 31, 2003 and 2004. Management is responsible for the forecast. Our responsibility is to express an opinion on the forecast based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary to evaluate both the assumptions used by management and the preparation and presentation of the forecast. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the accompanying forecast is presented in conformity with guidelines for presentation of a forecast established by the American Institute of Certified Public Accountants, and the underlying assumptions provide a reasonable basis for management's forecast. However, there will usually be differences between the forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. We have no responsibility to update this report for events and circumstances occurring after the date of this report.


                                     /s/Varney & Associates, CPAs, LLC


Certified Public Accountants
Manhattan, Kansas



                            WESTERN FEED MILLS, INC.
                               Cedar Vale, Kansas
                          DAIRY FORECAST - FIRST YEAR
                 For the Years Ended December 31, 2003 and 2004


                                                  (000s)
                                               Feed
                                     Dairy     Mill   Eliminations Consolidated
Sales
 Milk                              $ 3,607   $     -   $     -      $ 3,607
 Calves                                153         -         -          153
 Feed mill                               -     2,900      (640)       2,260
  Total Sales                      $ 3,760   $ 2,900   $  (640)     $ 6,020

Cost of Sales
 Lactating cows                    $ 1,139   $ 1,796   $  (640)     $ 2,295
 Dry cows                              130         -         -          130
  Total Cost of Sales              $ 1,269   $ 1,796   $  (640)     $ 2,425

  Gross Profit                     $ 2,491   $ 1,104   $     -      $ 3,595

General & Administrative Expenses
 Feed mill expense                 $     -   $   865   $     -      $   865
 Accounting and legal                   10         -         -           10
 Bedding                                26         -         -           26
 Posilac                                85         -         -           85
 Fuel                                   21         -         -           21
 Milk hauling                          210         -         -          210
 Insurance                              26         -         -           26
 Maintenance and repairs                79         -         -           79
 State and association fees              7         -         -            7
 Office and telephone                    8         -         -            8
 Supplies                              158         -         -          158
 Utilities                              66         -         -           66
 Testing and trimming                   26         -         -           26
 Veterinary and breeding                60         -         -           60
 Labor, payroll taxes, and
   benefits                            290         -         -          290
 Depreciation - Building and
   equipment                           356        85         -          441
 Depreciation - Cow herd               468         -         -          468
  Total General & Administrative
   Expenses                        $ 1,896   $   950   $     -      $ 2,846        2

   OPERATING INCOME                $   595   $   154   $     -      $   749

Other Income (Expenses)
 Interest                          $   100   $     -   $     -      $   100
 7.5% interest - Real
   estate (4,000,000)                  (75)        -         -          (75)
 7.5% interest - Operating
   (7,000,000)                        (131)      (50)        -         (181)
  Total Other Income (Expenses)    $  (106)  $   (50)  $     -      $  (156)

NET INCOME BEFORE INCOME TAXES     $   489   $   104   $     -      $   593
 Provision for income taxes            196        42         -          238

NET INCOME                         $   293   $    62   $     -      $   355

  Basic earnings per share            0.01         -         -         0.01
  Diluted earnings per share          0.01         -         -         0.01




                             WESTERN FEED MILLS, INC.
                                Cedar Vale, Kansas
                           DAIRY FORECAST - SECOND YEAR
                   For the Years Ended December 31, 2003 and 2004


                                         (000s)
                                               Feed
                                     Dairy     Mill   Eliminations Consolidated
Sales
 Milk                              $11,374   $     -   $     -      $11,374
 Calves                                479         -         -          479
 Feed                                    -     4,260    (2,000)       2,260
  Total Sales                      $11,853   $ 4,260   $(2,000)     $14,113

Cost of Sales
 Lactating cows                    $ 3,559   $ 2,440   $(2,000)     $ 3,999
 Dry cows                              405         -         -          405
  Total Cost of Sales              $ 3,964   $ 2,440   $(2,000)     $ 4,404

  Gross Profit                     $ 7,889   $ 1,820   $     -      $ 9,709

General & Administrative Expenses
 Feed mill expense                 $     -   $   965   $     -      $   965
 Accounting and legal                   25         -         -           25
 Bedding                                82         -         -           82
 Posilac                               265         -         -          265
 Fuel                                   66         -         -           66
 Milk hauling                          657         -         -          657
 Insurance                              82         -         -           82
 Maintenance and repairs               329         -         -          329
 State and association fees             21         -         -           21
 Office and telephone                   25         -         -           25
 Supplies                              493         -         -          493
 Utilities                             205         -         -          205
 Testing and trimming                   82         -         -           82
 Veterinary and breeding               189         -         -          189
 Labor, payroll taxes, and benefits    900         -         -          900
 Depreciation - Building and
   equipment                           713         -         -          713
 Depreciation - Cow herd             1,778         -         -        1,778
  Total General & Administrative
   Expenses                        $ 5,912   $ 1,050   $     -     $  6,962

   OPERATING INCOME                $ 1,977   $   770   $     -     $  2,747

Other Income (Expenses)
 7.5% interest - Real estate       $  (300)  $     -   $     -     $   (300)
 7.5% interest - Operating            (525)      (50)        -         (575)
  Total Other Income (Expenses)    $  (825)  $   (50)  $     -     $   (875)

NET INCOME BEFORE INCOME TAXES     $ 1,152   $   720   $     -     $  1,872
 Provision for income taxes           (460)     (288)        -         (748)

NET INCOME                         $   692   $   432   $     -     $  1,124

  Basic earnings per share            0.02      0.01         -         0.03
  Diluted earnings per share          0.02      0.01         -         0.03





                             WESTERN FEED MILLS, INC.
                                Cedar Vale, Kansas
                                  DAIRY FORECAST
                   For the Years Ended December 31, 2003 and 2004


                                                             (000s)
                                                                   Comparative
                                                                    Historical
                                                   Forecasted      Information
                                                2004        2003       2002
SIGNIFICANT CHANGES IN FINANCIAL POSITION

 Cash provided by operations                   $ 1,922    $   796    $   123

 Net increase in property and equipment            100     20,880         75

 Net increase (decrease) in long-term debt      (2,096)    10,904        (97)

 Proceeds from sale of stock                         -     12,880          -

 Increase (decrease) in cash                      (274)     3,700        (30)


                             WESTERN FEED MILLS, INC.
                                Cedar Vale, Kansas
                    SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS
                            December 31, 2003 and 2004





This financial forecast presents, to the best of management's knowledge and belief, the Company's expected results of operations for the forecast period. Accordingly, the forecst reflects management's judgment as of October 28, 2002, the date of this forecast, of the expected conditions and its expected course of action. The assumptions disclosed herein are those that management believes are significant to the forecast. There will usually be differences between the forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

The Company proposes to construct and operate a 3,600 head dairy. The proposed budget includes the following major items:


                                                      (000s)
   Milk cows                                       $   6,480
   Land                                                  960
   Building and equipment                             10,507
   Working capital and other                           2,900
    Total                                          $  20,847


The Company proposes to raise a maximum of $14,000,000 in a public offering and borrow up to $11,000,000.

Assumptions are generally presented per cwt. (per 100 weight of milk produced):

  - Cows to be purchased for $1,800 per head average starting July 2003 based on current market prices.

  - Cows to begin calving in July of 2003 and continuing thereafter. Cows will have been bred prior to purchase and some will begin calving immediately.

  - 95% survival rate for all calves based on historical industry data; all calves sold at an average of $140 per head based on current market conditions.

  - Dry period for all cows based on 60 days based on management's decision.

  - Milk production - 65 lbs. per cow per day from July 2003 through December 2003, increasing to 75 lbs. thereafter. Milk production is estimated lower when cows first arrive and increases with appropriate feed, nutrition and management. Milk production is based on historical industry data.

  - Gross milk price - $13.55 per cwt. per USDA, based on average daily prices during the last 5 years, plus $.30 per cwt volume premium. Milk prices fluctuated from a high of $18.00 per cwt. to a low of approximately $9.00. Milk price is currently approximately $11.00. $.30 cwt. volume is current premium based on projected production.

  - If the price of milk decreases by $1.00 per cwt. from the five-year average used in this projection, it would decrease milk sales revenue and gross profit by approximately $801,000 and decrease net income by approximately $480,000.

  - Milk hauling - $.80 per cwt. based on information provided by local trucking companies.

  - State and association fees - $.25 per cwt. based on information provided by Dairy Farmers of America.

  - Cull cow sales - $500 per head average, based on current market price, at a rate of 30% in 2003 and 38% thereafter, based on historical industry data.

  - Milk cow feed cost at $3.25 per head per day based on historical data of 70 pounds per day at current prices.

                          WESTERN FEED MILLS, INC.
                             Cedar Vale, Kansas
             SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS (CONTINUED)
                        December 31, 2003 and 2004


   - Dry cow feed cost at $1.85 per head per day based on historical data of 40 pounds per day at current prices.

   - One manager with compensation of $100,000 annually based on current market price for a dairy with 3,600 cows.

   - Two herdsmen with compensation of $40,000 each annually in 2004 and $40,000 total in 2003 based on current market conditions.

   - Fifteen milkers plus outside men with compensation of $2,000 average per month during 2004, average of 5 milkers plus outside men during 2003 with compensation of $2,000 average per month. Compensation is based on current labor rates. The number of employees is based on industry standards.

   - Veterinary and breeding - $.23 per cwt. based on historical data provided by Kansas State University's Department of Animal Science and Industry/KSU Research and Extension for a dairy of this size.

   - Supplies - $.60 per cwt. based on historical data provided by Kansas State University's Department of Animal Science and Industry/KSU Research and Extension for a dairy of this size.

   - Repairs and maintenance - $.30 per cwt. for May 2003 increasing to $.40 thereafter.

   - Utilities - $.25 per cwt. based on historical data provided by Kansas State University's Department of Animal Science and Industry/KSU Research and Extension for a dairy of this size.

   - Posilac - 70% usage on milking herd at $5.25 per dose with 2 doses per month, based on current market prices. Prices have not changed significantly in the past.

   - Testing and trimming - $.10 per cwt. based on historical data provided by Kansas State University's Department of Animal Science and Industry/KSU Research and Extension for a dairy of this size.

   - Property taxes to be abated for ten year period. Normal concessions of county government given to new businesses to stimulate local economic development.

   - Payroll taxes - 8% of payroll.

   - Benefits - 3% of payroll.

   - Fuel - $.08 per cwt. based on historical data provided by Kansas State University's Department of Animal Science and Industry/KSU Research and Extension for a dairy of this size.

   - Legal and accounting - $.03 per cwt. based on estimates obtained by management from legal and accounting firms.

   - Bedding for freestalls - $.10 per cwt. based on historical data provided by Kansas State University's Department of Animal Science and Industry/KSU Research and Extension for a dairy of this size.

   - Insurance - $.10 per cwt. based on historical data provided by Kansas State University's Department of Animal Science and Industry/KSU Research and Extensiion for a dairy of this size.

   - Cost of replacements - $1,800 per head is historical high price for replacements. Current price is approximately $1,500 per head.

                            WESTERN FEED MILLS, INC.
                              Cedar Vale, Kansas
                                DAIRY FORECAST
                For The Years Ended December 31, 2003 and 2004


Summary of Significant Accounting Policies

 Accounting Estimates and Assumptions

 The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


 Revenue Recognition

 Sales are recorded when the customer picks up product or product is delivered to the customer.


 Earnings Per Common Share

 Basic earnings per common share (EPS) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The projected weighted-average number of common shares outstanding for computing basic EPS was 40,842,596 for year ended December 31, 2003 and 2004.


 Inventories

 Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventory includes various purchased feed items for cattle.


 Property and Equipment

 Property and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the following estimated useful lives:

                                                             Years
    Buildings and grain bins                                   25
    Machinery and equipment                                  7 - 12
    Automobiles and trucks                                   3 - 7
    Office furniture and fixtures                               7
    Cowherd                                                  3 - 4



 Accounting for the Impairment or Disposal of Long-Lived Assets

 The Company's policy is to recognize an impairment loss if the carrying amount of a long-lived asset to be disposed of is not recoverable from its undiscounted cash flows. The impairment loss will be measured by the difference between the carrying amount and the fair value of the assets.

 Fair value is based on an estimated amount that would be obtainable in the marketplace over a reasonable period of time.

 Management reviews the status of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable.


 Income Taxes

 The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Income taxes are recognized during the year in which transaction enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.